

AR/S



P.E. 12-31-06

2006 ANNUAL REPORT TO STOCKHOLDERS

INDEX

BUSINESS OVERVIEW

Continental Airlines, Inc. is a major U.S. air carrier engaged in the business of transporting passengers, cargo and mail. The terms "Continental," "we," "us," "our" and similar terms refer to Continental Airlines, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries.

We are the world's fifth largest airline as measured by the number of scheduled miles flown by revenue passengers in 2006. Including our wholly owned subsidiary, Continental Micronesia, Inc. ("CMI") and regional flights operated on our behalf under capacity purchase agreements with other carriers, we operate more than 2,700 daily departures. As of December 31, 2006, we flew to 136 domestic and 126 international destinations and offered additional connecting service through alliances with domestic and foreign carriers. We directly served 26 European cities, nine South American cities, Tel Aviv, Delhi, Hong Kong, Beijing and Tokyo as of December 31, 2006. In addition, we provide service to more destinations in Mexico and Central America than any other U.S. airline, serving 40 cities. Through its Guam hub, CMI provides extensive service in the western Pacific, including service to more Japanese cities than any other U.S. carrier.

We operate our domestic route system primarily through our hubs in the New York metropolitan area at Newark Liberty International Airport ("New York Liberty"), in Houston, Texas at George Bush Intercontinental Airport ("Houston Bush") and in Cleveland, Ohio at Hopkins International Airport ("Cleveland Hopkins"). Each of our domestic hubs is located in a large business and population center, contributing to a large amount of "origin and destination" traffic. Our hub system allows us to transport passengers between a large number of destinations with substantially more frequent service than if each route were served directly. The hub system also allows us to add service to a new destination from a large number of cities using only one or a limited number of aircraft. As of December 31, 2006, we operated 73% of the average daily departures from New York Liberty, 85% of the average daily departures from Houston Bush and 68% of the average daily departures from Cleveland Hopkins, in each case based on scheduled commercial passenger departures and including regional flights flown for us under capacity purchase agreements.

We directly serve destinations throughout Europe, Canada, Mexico, Central and South America and the Caribbean, as well as Tel Aviv, Delhi, Hong Kong, Beijing and Tokyo. We also provide service to numerous other destinations through codesharing arrangements with other carriers and have extensive operations in the western Pacific conducted by CMI. As measured by 2006 available seat miles, approximately 47% of our mainline operations (flights using jets with a capacity of greater than 100 seats) is dedicated to international traffic.

New York Liberty is a significant international gateway. From New York Liberty, we served 26 cities in Europe, seven cities in Canada, six cities in Mexico, eight cities in Central America, five cities in South America, 18 Caribbean destinations, Tel Aviv, Delhi, Hong Kong, Beijing and Tokyo as of December 31, 2006. During 2006, we added service between New York Liberty and Barcelona, Spain; Copenhagen, Denmark and Cologne, Germany. We expect to begin service from New York Liberty to Athens, Greece in June 2007 and Mumbai, India in October 2007.

Houston Bush is the focus of our flights to destinations in Mexico and Central and South America. As of December 31, 2006, we flew from Houston Bush to 30 cities in Mexico, all seven countries in Central America, nine cities in South America, six Caribbean destinations, three cities in Canada, three cities in Europe and Tokyo.

At December 31, 2006, we flew from Cleveland Hopkins to two cities in Canada, one Caribbean destination and one city in Mexico. We also have seasonal service between Cleveland Hopkins and London, England and plan to begin seasonal service between Cleveland Hopkins and Paris, France in 2008.

From its hub operations based on the island of Guam, as of December 31, 2006, CMI provided service to eight cities in Japan, more than any other U.S. carrier, as well as other Pacific rim destinations, including Manila in the Philippines; Hong Kong; Cairns, Australia and Bali, Indonesia. CMI is the principal air carrier in the Micronesian Islands, where it pioneered scheduled air service in 1968. CMI's route system is linked to the U.S. market through Hong Kong, Tokyo and Honolulu, each of which CMI serves non-stop from Guam.

SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Statement of Operations Data (in millions except per share data) (1):					
Operating revenue	$13,128	$11,208	$9,899	$9,001	$8,511
Operating expenses	12,660	11,247	10,137	8,813	8,841
Operating income (loss)	468	(39)	(238)	188	(330)
Income (loss) before cumulative effect of change in accounting principle	369	(68)	(409)	28	(462)
Cumulative effect of change in accounting principle	(26)	-	-	-	-
Net income (loss)	343	(68)	(409)	28	(462)
Earnings (loss) per share:					
Basic:					
Income (loss) before cumulative effect of change in accounting principle	$ 4.15	$(0.96)	$(6.19)	$0.43	$(7.19)
Cumulative effect of change in accounting principle	(0.29)	-	-	-	-
Net income (loss)	$ 3.86	$(0.96)	$(6.19)	$0.43	$(7.19)
Diluted:					
Income (loss) before cumulative effect of change in accounting principle	$ 3.53	$(0.97)	$(6.25)	$0.41	$(7.19)
Cumulative effect of change in accounting principle	(0.23)	-	-	-	-
Net income (loss)	$ 3.30	$(0.97)	$(6.25)	$0.41	$(7.19)

	As of December 31,				
	2006	2005	2004	2003	2002
Balance Sheet Data (in millions):					
Cash, cash equivalents and short-term investments	$2,749	$ 2,198	$ 1,669	$ 1,600	$ 1,342
Total assets	11,308	10,529	10,511	10,620	10,615
Long-term debt and capital lease obligations	4,859	5,057	5,167	5,558	5,471
Stockholders' equity	347	226	155	727	712

Selected Operating Data

We have two reportable segments: mainline and regional. The mainline segment consists of flights to cities using jets with a capacity of greater than 100 seats while the regional segment currently consists of flights with a capacity of 50 or fewer seats. The regional segment is operated primarily by ExpressJet and, beginning in January 2007, Chautauqua, through capacity purchase agreements.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Mainline Operations:					
Passengers (thousands) (2)	48,788	44,939	42,743	40,613	41,777
Revenue passenger miles (millions) (3)	79,192	71,261	65,734	59,165	59,349
Available seat miles (millions) (4)	97,667	89,647	84,672	78,385	80,122
Passenger load factor (5)	81.1%	79.5%	77.6%	75.5%	74.1%
Cargo ton miles (millions)	1,075	1,018	1,026	917	908
Passenger revenue per available seat mile (cents)	9.96	9.32	8.82	8.79	8.67
Total revenue per available seat mile (cents)	11.17	10.46	9.83	9.81	9.41
Average yield per revenue passenger mile (cents) (6)	12.29	11.73	11.37	11.64	11.71
Average fare per revenue passenger	$201.78	$188.67	$177.90	$172.83	$169.37
Cost per available seat mile, including special charges (cents) (7)	10.56	10.22	9.84	9.53	9.63
Average price per gallon of fuel, including fuel taxes (cents)	206.35	177.55	119.01	91.40	74.01
Fuel gallons consumed (millions)	1,471	1,376	1,333	1,257	1,296
Actual aircraft in fleet at end of period (8)	366	356	349	355	366
Average length of aircraft flight (miles)	1,431	1,388	1,325	1,270	1,225
Average daily utilization of each aircraft (hours) (9)	11:07	10:31	9:55	9:19	9:29
Regional Operations:					
Passengers (thousands) (2)	18,331	16,076	13,739	11,445	9,264
Revenue passenger miles (millions) (3)	10,325	8,938	7,417	5,769	3,952
Available seat miles (millions) (4)	13,251	11,973	10,410	8,425	6,219
Passenger load factor (5)	77.9%	74.7%	71.3%	68.5%	63.5%
Passenger revenue per available seat mile (cents)	17.16	15.67	15.09	15.31	15.45
Average yield per revenue passenger mile (cents) (6)	22.03	20.99	21.18	22.35	24.31
Actual aircraft in fleet at end of period (8)	272	266	245	224	188
Consolidated Operations (Mainline and Regional):					
Passengers (thousands) (2)	67,119	61,015	56,482	52,058	51,041
Revenue passenger miles (millions) (3)	89,517	80,199	73,151	64,934	63,301
Available seat miles (millions) (4)	110,918	101,620	95,082	86,810	86,341
Passenger load factor (5)	80.7%	78.9%	76.9%	74.8%	73.3%
Passenger revenue per available seat mile (cents)	10.82	10.07	9.51	9.42	9.16
Average yield per revenue passenger mile (cents) (6)	13.41	12.76	12.36	12.60	12.49

(1) Includes the following special income (expense) items (in millions) for year ended December 31:

	2006	2005	2004	2003	2002
Operating revenue:					
Change in expected redemption of frequent flyer mileage credits sold	$ -	$ -	$ -	$ 24	$ -
Operating (expense) income:					
Fleet retirement and impairment charges	18	16	(87)	(86)	(242)
Pension curtailment/settlement charges	(59)	(83)	-	-	-
Surrender of Stock Price Based RSU Awards	14	-	-	-	-
Termination of 1993 service agreement with United Micronesia Development Association	-	-	(34)	-	-
Frequent flyer reward redemption cost adjustment	-	-	(18)	-	-
Security fee reimbursement	-	-	-	176	-
Severance and other special charges	-	-	-	(14)	(12)
Nonoperating income:					
Gains on investments	92	204	-	305	-
Cumulative effect of change in accounting principal	(26)	-	-	-	-

(2) The number of revenue passengers measured by each flight segment flown.
(3) The number of scheduled miles flown by revenue passengers.
(4) The number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.
(5) Revenue passenger miles divided by available seat miles.
(6) The average passenger revenue received for each revenue passenger mile flown.
(7) Includes operating expense special items noted in (1) above. These special items increased (decreased) mainline cost per available seat mile by 0.03, 0.07, 0.16, (0.11) and 0.25 in each of the five years, respectively.
(8) Excludes aircraft that were removed from service.
(9) The average number of hours per day that an aircraft flown in revenue service is operated (from gate departure to gate arrival).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. For examples of those risks and uncertainties, see the cautionary statements contained in Item 1A of our annual report on Form 10-K. "Risk Factors - Risk Factors Relating to the Company" and "Risk Factors - Risk Factors Relating to the Airline Industry." We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Hereinafter, the term "Continental," "we," "us," "our" and similar terms refer to Continental Airlines, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries.

Overview

We recorded net income of $343 million for the year ended 2006, as compared to a net loss of $68 million for the year ended 2005. The improvement in results during 2006 compared to 2005 was primarily the result of higher revenue and our cost-savings initiatives. The U.S. domestic network carrier environment improved during 2006 as several of our network competitors reduced domestic capacity and as carriers increased fares in response to high fuel prices. Our operating revenue increased 17.1% in 2006 as compared to 2005 as we were able to raise fares and experienced increased load factors.

We currently intend to grow our mainline capacity approximately 5% in 2007 and between 5% and 7% annually over the next several years. This compares to 8.9% growth in our mainline capacity in 2006, due principally to new international destinations and additional domestic demand stimulated by lower fares in the New York to Florida markets resulting from increased low-cost competition.

Although we achieved profitability during 2006, we have suffered substantial losses since September 11, 2001. Our ability to sustain our profitability depends, among other factors, on continuing our efforts to implement and maintain a more competitive cost structure, retaining our domestic length-of-haul adjusted revenue per available seat mile premium to the industry and responding effectively to the factors that threaten the airline industry as a whole. We have attempted to return to sustained profitability by implementing $1.1 billion of annual cost-cutting and revenue-generating measures since 2002, and we have also achieved the $500 million reduction in annual pay and benefits costs and work rule changes on a run-rate basis that we targeted in late 2004.

Although the U.S. domestic network carrier environment has improved and we achieved profitability in 2006, many factors continue to threaten our ability to sustain our profitability. For example, competition from low-cost carriers in most of our domestic markets and our response to such competition is resulting in increased capacity and reduced yields in many of those markets. In addition to competition from low-cost carriers, a number of our network carrier competitors are increasing their international capacity, which is reducing yields or load factors in affected markets. We are also facing stronger competition from carriers operating under bankruptcy protection, such as Delta Air Lines and Northwest Airlines, and from carriers that have emerged from bankruptcy, including US Airways and United Airlines. Carriers in bankruptcy are able to achieve substantial cost reductions through, among other things, reduction or discharge of debt, lease and pension obligations and wage and benefit reductions, and may emerge from bankruptcy as more vigorous competitors with substantially lower costs than ours.

High fuel prices continue to contribute to higher costs and diminished profitability. Although fuel prices have declined from record highs in recent months and we experienced more success raising ticket prices in response to higher fuel costs in 2006 than in 2005, future increases in jet fuel prices or disruptions in fuel supplies could have a material adverse effect on our results of operations, financial condition and liquidity. Conversely, lower fuel prices may result in lower fares and the reduction or elimination of fuel surcharges. Additionally, lower fuel prices may result in increased industry capacity, especially to the extent that reduced fuel costs justify increased utilization by airlines of less fuel efficient aircraft that are unprofitable during periods of higher fuel prices. We believe that our young, fuel-efficient fleet continues to provide us with a competitive advantage to our peers.

Additionally, our ability to sustain our profitability could be adversely affected by additional terrorist attacks, or the fear of such attacks, or other international hostilities. The terrorist plot discovered in August 2006 targeting multiple airlines resulted in elevated national threat warnings, flight delays, and the imposition by the Transportation Security Administration and foreign security authorities of additional security measures significantly restricting the contents of baggage that may be carried on an aircraft. Elevated concerns about future terrorist attacks and the inconvenience of the additional security measures temporarily reduced the number of customer bookings on certain routes, including high-yield business travelers for whom the ability to carry on baggage is an important service amenity. The additional security measures also resulted in a material increase in checked baggage, increasing our costs.

Results of Operations

Special Items. The comparability of our financial results between years is affected by a number of special items. Our results for each of the last three years included the following special items (in millions):

	Pre Tax Income (Expense)
Year Ended December 31, 2006	
Gain on sale of Copa Holdings, S.A. shares (1)	$ 92
Surrender of Stock Price Based RSU Awards (2)	14
Pension settlement charges (3)	(59)
Out-of-service aircraft accrual reductions (4)	18
Cumulative effect of change in accounting principle (SFAS 123R) (2)	(26)
	$ 39
Year Ended December 31, 2005	
Gain on sale of Copa Holdings, S.A. shares (1)	$ 106
Gain on dispositions of ExpressJet stock (1)	98
Pension curtailment/settlement charges (3)	(83)
Out-of-service aircraft accrual reductions (4)	16
	$ 137
Year Ended December 31, 2004	
MD-80 aircraft retirement charges and other (4)	$ (87)
Termination of United Micronesia Development Association Service Agreement (4)	(34)
Frequent flyer reward redemption cost adjustment (5)	(18)
	$(139)

(1) See Note 13 to our consolidated financial statements included in this report.
(2) See Note 8 to our consolidated financial statements included in this report.
(3) See Note 10 to our consolidated financial statements included in this report.
(4) See Note 12 to our consolidated financial statements included in this report.
(5) See Note 1(k) to our consolidated financial statements included in this report.

Comparison of Year Ended December 31, 2006 to December 31, 2005

Significant components of our operating results for the years ended December 31, 2006 and 2005 are as follows (in millions, except percentage changes):

	2006	2005	Increase (Decrease)	% Increase (Decrease)
Operating Revenue:				
Passenger	$12,003	$10,235	$1,768	17.3 %
Cargo	457	416	41	9.9 %
Other	668	557	111	19.9 %
	13,128	11,208	1,920	17.1 %
Operating Expenses:				
Aircraft fuel and related taxes	3,034	2,443	591	24.2 %
Wages, salaries and related costs	2,875	2,649	226	8.5 %
Regional capacity purchase, net	1,791	1,572	219	13.9 %
Aircraft rentals	990	928	62	6.7 %
Landing fees and other rentals	764	708	56	7.9 %
Distribution costs	650	588	62	10.5 %
Maintenance, materials and repairs	547	455	92	20.2 %
Depreciation and amortization	391	389	2	0.5 %
Passenger services	356	332	24	7.2 %
Special charges	27	67	(40)	NM
Other	1,235	1,116	119	10.7 %
	12,660	11,247	1,413	12.6 %
Operating Income (Loss)	468	(39)	507	NM
Nonoperating Income (Expense)	(99)	(29)	70	NM
Income (Loss) before Income Taxes and Cumulative Effect of Change in Accounting Principle	369	(68)	437	NM
Cumulative Effect of Change in Accounting Principle	(26)	-	(26)	NM
Net Income (Loss)	$ 343	$ (68)	$ 411	NM

NM - Not Meaningful

Operating Revenue. Passenger revenue increased 17.3%, primarily due to higher traffic and capacity in all geographic regions, higher fares on both domestic and international flights and more regional flying. Consolidated revenue passenger miles for 2006 increased 11.6% year-over-year on a capacity increase of 9.1%, which produced a consolidated load factor for 2006 of 80.7%, up 1.8 points over 2005. Consolidated yield increased 5.1% year-over-year. Consolidated revenue per available seat mile ("RASM") for 2006 increased 7.4% over 2005 due to higher load factor and yield. The improved RASM reflects recent fuel-driven fare increases and an improved mix of local versus flow traffic and our efforts to reduce discounting.

The table below shows passenger revenue for the year ended December 31, 2006 and period-to-period comparisons for passenger revenue, RASM and available seat miles ("ASMs") by geographic region for our mainline and regional operations:

	2006 Passenger Revenue (in millions)	Percentage Increase 2006 vs. 2005		
		Passenger Revenue	RASM	ASMs
Domestic	$ 5,413	13.4%	7.9%	5.1%
Transatlantic	2,085	20.3%	3.0%	16.9%
Latin America	1,343	23.7%	9.5%	13.0%
Pacific	888	15.6%	7.6%	7.4%
Total Mainline	9,729	16.4%	6.9%	8.9%
Regional	2,274	21.2%	9.5%	10.7%
Total System	$12,003	17.3%	7.4%	9.1%

Other revenue increased 19.9% due principally to higher revenue associated with sales of mileage credits in our OnePass frequent flyer program and passenger service fees.

Operating Expenses. Aircraft fuel and related taxes increased 24.2% due to a significant rise in fuel prices, combined with an 8.9% increase in mainline ASMs. The average jet fuel price per gallon including related taxes increased 16.2% to $2.06 in 2006 from $1.78 in 2005. Fuel expense was negatively impacted by $40 million related to our fuel hedging program in 2006. We had no fuel hedges in place during 2005. See "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of our fuel hedging strategy and hedges outstanding at December 31, 2006.

Wages, salaries and related costs increased 8.5% primarily due to $115 million in profit sharing expense and related payroll taxes, an increase in our average number of employees to support our growth and $83 million additional stock-based compensation expense in 2006 related to stock options following the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS 123R"), restricted stock unit ("RSU") awards based on the achievement of specified stock price targets ("Stock Price Based RSU Awards") and profit-based RSU awards that can result in cash payments to our officers upon the achievement of specified profit-based performance targets ("Profit Based RSU Awards"), partially offset by pay and benefit reductions and work rule changes for flight attendants and certain CMI work groups.

Expenses related to our capacity purchase agreements are reported in regional capacity purchase, net. Our most significant capacity purchase agreement is with ExpressJet. Regional capacity purchase, net includes all of ExpressJet's fuel expense on flights flown for us plus a margin on ExpressJet's fuel expense up to a cap provided in the ExpressJet CPA and a related fuel purchase agreement (which margin applies only to the first 71.2 cents per gallon, including fuel taxes) and is net of our rental income on aircraft leased to ExpressJet and flown for us. The net expense was higher in 2006 than in 2005 due to a 10.7% increase in regional ASMs and increased fuel prices, offset in part by lower block hour rates.

Aircraft rentals increased due to new mainline and regional aircraft delivered in 2005 and 2006. Landing fees and other rentals were higher primarily due to increased flight activity. Distribution costs increased primarily due to higher credit card fees and reservation costs related to the increase in revenue, offset in part by savings from renegotiated GDS agreements. Maintenance, materials and repairs increased primarily due to a higher volume of scheduled airframe maintenance overhauls, which is driven by aircraft age. In addition, contractual engine repair rates escalated in accordance with their contracts due to the aging of our fleet. Component repair costs increased as a result of aircraft aging and increased flight hours. Other operating expenses increased primarily due to a greater number of international flights which resulted in increased air navigation, ground handling, security and related expenses.

During 2006, we recorded settlement charges of $59 million related to lump sum distributions from our pilot-only defined benefit pension plans. Additionally, on February 1, 2006, our officers voluntarily surrendered their vested Stock Price Based RSU Awards with a performance period ending March 31, 2006, resulting in a $14 million reduction of special charges. The remaining balance of special charges recognized during 2006 is attributable to our permanently grounded MD-80 aircraft. We reduced our accruals for future lease payments and return conditions by $18 million following negotiated settlements with aircraft lessors.

In 2005, we recorded special charges of $67 million which consisted primarily of a curtailment charge of $43 million related to the freezing of the portion of our defined benefit pension plan attributable to pilots, a $40 million settlement charge related to lump-sum distributions from the pilot pension plans, and a $16 million reduction of our accrual for exit costs related to permanently grounded aircraft.

Nonoperating Income (Expense). Nonoperating income (expense) includes net interest expense, income from other companies, and gains from dispositions of investments. Total nonoperating income (expense) was a net expense in both 2006 and 2005. The net expense increased $70 million in 2006 compared to 2005 primarily due to gains in 2005 resulting from dispositions of portions of our interests in Holdings and Copa Holdings, S.A. ("Copa"), the parent of Copa Airlines. During 2005, we recognized a gain of $98 million related to the contribution of 12.1 million shares of Holdings common stock to our primary defined benefit pension plan and a $106 million gain related to the sale of a portion of our investment in Copa. During 2006, we recognized a gain of $92 million related to a subsequent sale of a portion of our investment in Copa. Net interest expense (interest expense less interest income and capitalized interest) decreased $74 million in 2006 due to higher interest income resulting from higher interest rates and higher cash balances as well as lower interest expense resulting from lower debt balances, partially offset by higher rates on variable-rate debt. Income from other companies, which includes income related to our tax sharing agreement with Holdings and our equity in the earnings of Holdings and Copa, was $29 million lower in 2006 as compared to 2005 as a result of our reduced ownership interests in Copa and Holdings and less income from our tax sharing agreement with Holdings.

Income Taxes. Beginning in the first quarter of 2004, we concluded that we were required to provide a valuation allowance for deferred tax assets due to our continued losses and our determination that it was more likely than not that such deferred tax assets would ultimately not be realized. As a result, our losses subsequent to that point were not reduced by any tax benefit. Consequently, we also did not record any provision for income taxes on our pre-tax income in 2006 because we utilized a portion of the NOLs for which we had not previously recognized a benefit.

Cumulative Effect of Change in Accounting Principle. Stock Price Based RSU Awards made pursuant to our Long-Term Incentive and RSU Program can result in cash payments to our officers if there are specified increases in our stock price over multi-year performance periods. Prior to our adoption of SFAS 123R on January 1, 2006, we had recognized no liability or expense related to our Stock Price Based RSU Awards because the targets set forth in the program had not been met. However, SFAS 123R requires these awards to be measured at fair value at each reporting date with the related expense being recognized over the required service periods, regardless of whether the specified stock price targets have been met. On January 1, 2006, we recognized a cumulative effect of change in accounting principle to record our liability related to the Stock Price Based RSU Awards at that date, which reduced earnings by $26 million. Subsequently, on February 1, 2006, our officers voluntarily surrendered their vested Stock Price Based RSU Awards with a performance period ending March 31, 2006, resulting in a $14 million reduction of special charges.

Segment Results of Operations

We have two reportable segments: mainline and regional. The mainline segment consists of flights to cities using jets with a capacity of greater than 100 seats while the regional segment currently consists of flights with a capacity of 50 or fewer seats. The regional segment is operated primarily by ExpressJet through a capacity purchase agreement. Under that agreement, we purchase all of ExpressJet's capacity related to aircraft covered by the contract, and are responsible for setting prices and selling all of the related seat inventory. In exchange for ExpressJet's operation of the flights, we pay ExpressJet for each scheduled block hour based on an agreed formula. Under the agreement, we recognize all passenger, cargo and other revenue associated with each flight, and are responsible for all revenue-related expenses, including commissions, reservations, catering and terminal rent at hub airports.

We evaluate segment performance based on several factors, of which the primary financial measure is operating income (loss). However, we do not manage our business or allocate resources based on segment operating profit or loss because (1) our flight schedules are designed to maximize revenue from passengers flying, (2) many operations of the two segments are substantially integrated (for example, airport operations, sales and marketing, scheduling and ticketing), and (3) management decisions are based on their anticipated impact on the overall network, not on one individual segment.

Mainline. Significant components of our mainline segment's operating results for the year ended December 31 are as follows (in millions, except percentage changes):

	2006	2005	Increase (Decrease)	% Increase (Decrease)
Operating Revenue	$10,907	$9,377	$1,530	16.3 %
Operating Expenses:				
Aircraft fuel and related taxes	3,034	2,443	591	24.2 %
Wages, salaries and related costs	2,830	2,605	225	8.6 %
Aircraft rentals	678	640	38	5.9 %
Landing fees and other rentals	720	667	53	7.9 %
Distribution costs	541	494	47	9.5 %
Maintenance, materials and repairs	547	455	92	20.2 %
Depreciation and amortization	378	378	-	-
Passenger services	341	318	23	7.2 %
Special charges	27	67	(40)	NM
Other	1,218	1,095	123	11.2 %
	10,314	9,162	1,152	12.6 %
Operating Income	$ 593	$ 215	$ 378	175.8 %

The variances in specific line items for the mainline segment are due to the same factors discussed under consolidated results of operations.

Regional. Significant components of our regional segment's operating results for the year ended December 31 are as follows (in millions, except percentage changes):

	2006	2005	Increase (Decrease)	% Increase (Decrease)
Operating Revenue	$2,221	$1,831	$ 390	21.3 %
Operating Expenses:				
Wages, salaries and related costs	45	44	1	2.3 %
Regional capacity purchase, net	1,791	1,572	219	13.9 %
Aircraft rentals	312	288	24	8.3 %
Landing fees and other rentals	44	41	3	7.3 %
Distribution costs	109	94	15	16.0 %
Depreciation and amortization	13	11	2	18.2 %
Passenger services	15	14	1	7.1 %
Other	17	21	(4)	(19.0)%
	2,346	2,085	261	12.5 %
Operating Loss	$(125)	$(254)	$(129)	(50.8)%

The reported results of our regional segment do not reflect the total contribution of the regional segment to our system-wide operations. The regional segment generates revenue for the mainline segment as it feeds passengers from smaller cities into our hubs.

The variances in specific line items for the regional segment are due to the growth in our regional operations and reflect generally the same factors discussed under consolidated results of operations. ASMs for our regional operations increased by 10.7% in 2006 compared to 2005.

Regional capacity purchase, net increased due to increased flight activity at ExpressJet and the higher number of regional jets leased from us by ExpressJet. The net amounts for the year ended December 31 consist of the following (in millions, except percentage changes):

	2006	2005	Increase	% Increase
Capacity purchase expenses	$1,686	$1,560	$126	8.1%
Fuel and fuel taxes in excess of 71.2 cents per gallon cap	438	322	116	36.0%
Aircraft sublease income	(333)	(310)	23	7.4%
Regional capacity purchase, net	$1,791	$1,572	$219	13.9%

Comparison of Year Ended December 31, 2005 to December 31, 2004

Significant components of our operating results for the year ended December 31 are as follows (in millions, except percentage changes):

	2005	2004	Increase (Decrease)	% Increase (Decrease)
Operating Revenue:				
Passenger	$10,235	$9,042	$1,193	13.2 %
Cargo	416	391	25	6.4 %
Other	557	466	91	19.5 %
	11,208	9,899	1,309	13.2 %
Operating Expenses:				
Aircraft fuel and related taxes	2,443	1,587	856	53.9 %
Wages, salaries and related costs	2,649	2,819	(170)	(6.0)%
Regional capacity purchase, net	1,572	1,351	221	16.4 %
Aircraft rentals	928	891	37	4.2 %
Landing fees and other rentals	708	654	54	8.3 %
Distribution costs	588	552	36	6.5 %
Maintenance, materials and repairs	455	414	41	9.9 %
Depreciation and amortization	389	415	(26)	(6.3)%
Passenger services	332	306	26	8.5 %
Special charges	67	121	(54)	NM
Other	1,116	1,027	89	8.7 %
	11,247	10,137	1,110	10.9 %
Operating Loss	(39)	(238)	(199)	(83.6)%
Nonoperating Income (Expense)	(29)	(211)	(182)	(86.3)%
Loss before Income Taxes	(68)	(449)	(381)	(84.9)%
Income Taxes	-	40	(40)	NM
Net Loss	$ (68)	$ (409)	$(341)	(83.4)%

Operating Revenue. Passenger revenue increased 13.2%, primarily due to higher traffic and capacity in all geographic regions, higher fares on international flights and more regional flying. Consolidated revenue passenger miles for 2005 increased 9.6% year-over-year on a capacity increase of 6.9%, which produced a consolidated load factor for 2005 of 78.9%, up 2.0 points over 2004. Consolidated yield increased 3.2% year-over-year. Consolidated RASM for 2005 increased 5.9% over 2004 due to higher load factor and yield. The improved RASM reflects fuel-driven fare increases and our efforts to manage the revenue associated with the emerging trend of customers booking closer to flight dates, an improved mix of local versus flow traffic and our efforts to reduce discounting.

The table below shows passenger revenue for the year ended December 31, 2005 and period-to-period comparisons for passenger revenue, RASM and ASMs by geographic region for our mainline and regional operations:

	2005 Passenger Revenue (in millions)	Percentage Increase 2005 vs. 2004		
		Passenger Revenue	RASM	ASMs
Domestic	$ 4,772	5.8%	5.3%	0.5%
Transatlantic	1,733	26.9%	8.8%	16.6%
Latin America	1,085	11.1%	7.2%	3.7%
Pacific	768	24.3%	3.1%	20.6%
Total Mainline	8,358	11.9%	5.7%	5.9%
Regional	1,877	19.4%	3.8%	15.0%
Total System	$10,235	13.2%	5.9%	6.9%

Other revenue increased 19.5% due principally to higher revenue associated with sales of mileage credits in our OnePass frequent flyer program and passenger service fees.

Operating Expenses. Aircraft fuel and related taxes increased 53.9% due to a significant rise in fuel prices, combined with an increase in flight activity. The average jet fuel price per gallon including related taxes increased 49.2% to $1.78 in 2005 from $1.19 in 2004. The impact of jet fuel prices in 2004 was partially offset by $61 million of gains from our fuel hedging activities. We had no fuel hedges in place during 2005. Wages, salaries and related costs decreased 6.0% primarily due to pay and benefit reductions and work rule changes, partially offset by a slight increase in the average number of employees.

Expenses related to our capacity purchase agreement with ExpressJet are reported in regional capacity purchase, net. Regional capacity purchase, net includes all of ExpressJet's fuel expense on flights flown for us plus a margin on ExpressJet's fuel expense up to a cap provided in the capacity purchase agreement and a related fuel purchase agreement (which margin applies only to the first 71.2 cents per gallon, including fuel taxes) and is net of our sublease income on aircraft leased to ExpressJet and flown for us. The net expense was higher in 2005 than 2004 due to increased flight activity at ExpressJet and increased fuel prices, offset in part by lower rates effective January 1, 2005 under the ExpressJet CPA.

Aircraft rentals increased due to new mainline and regional aircraft delivered in 2005. Landing fees and other rentals were higher primarily due to the completion of our new international Terminal E and related facilities at Houston Bush. Distribution costs increased primarily due to higher credit card fees and reservation costs related to the increase in revenue. Maintenance, materials and repairs increased primarily due to higher contractual repair rates associated with a maturing fleet. The lower depreciation and amortization in 2005 resulted from discontinued depreciation related to the permanent grounding of MD-80 aircraft in 2003 and 2004. Other operating expenses increased primarily due to higher number of international flights which resulted in increased air navigation, ground handling, security and related expenses.

In 2005, we recorded special charges of $67 million which consisted primarily of a curtailment charge of $43 million related to the freezing of the portion of our defined benefit pension plan attributable to pilots, a $40 million settlement charge related to lump-sum distributions from the pilot pension plans, and a $16 million reduction of our accrual for exit costs related to permanently grounded aircraft.

In 2004, we recorded special charges of $121 million. Included in these charges were $87 million associated with future obligations for rent and return conditions related to 16 leased MD-80 aircraft which were permanently grounded and a non-cash charge of $34 million related to the termination of a 1993 service agreement with United Micronesia Development Association. In the fourth quarter of 2004, we recorded a change in expected future costs for frequent flyer reward redemptions on alliance carriers, resulting in a one-time increase to other operating expenses of $18 million.

Nonoperating Income (Expense). Nonoperating income (expense) includes net interest expense, income from other companies, and gains from dispositions of investments. Total nonoperating income (expense) was a net expense in both 2005 and 2004. The net expense decreased $182 million in 2005 compared to 2004 primarily due to gains of $98 million in 2005 related to the contribution of 12.1 million shares of Holdings common stock to our primary defined benefit pension plan and a $106 million gain related to the sale of a portion of our investment in Copa. Net interest expense (interest expense less interest income and capitalized interest) decreased $20 million in 2005 as a result of interest income on our higher cash balances, partially offset by interest expense on new debt issued in 2005. Income from other companies, which includes income related to our tax sharing agreement with Holdings and our equity in the earnings of Holdings and Copa, was $28 million lower in 2005 as compared to 2004 as a result of our reduced ownership interest in Holdings and less income from our tax sharing agreement with Holdings.

Income Taxes. Beginning in the first quarter of 2004, we concluded that we were required to provide a valuation allowance for deferred tax assets due to our continued losses and our determination that it was more likely than not that such deferred tax assets would ultimately not be realized. As a result, our losses subsequent to that point were not reduced by any tax benefit. Our effective tax rate for the first three months of 2004 also differs from the federal statutory rate of 35% primarily due to increases in the valuation allowance, certain expenses that are not deductible for federal income tax purposes and state income taxes.

Segment Results of Operations

Mainline. Significant components of our mainline segment's operating results for the year ended December 31 are as follows (in millions, except percentage changes):

	2005	2004	Increase (Decrease)	% Increase (Decrease)
Operating Revenue	$9,377	$ 8,327	$1,050	12.6 %
Operating Expenses:				
Aircraft fuel and related taxes	2,443	1,587	856	53.9 %
Wages, salaries and related costs	2,605	2,773	(168)	(6.1)%
Aircraft rentals	640	632	8	1.3 %
Landing fees and other rentals	667	622	45	7.2 %
Distribution costs	494	472	22	4.7 %
Maintenance, materials and repairs	455	414	41	9.9 %
Depreciation and amortization	378	404	(26)	(6.4)%
Passenger services	318	295	23	7.8 %
Special charges	67	121	(54)	NM
Other	1,095	1,014	81	8.0 %
	9,162	8,334	828	9.9 %
Operating Income (Loss)	$ 215	$ (7)	$ 222	NM

The variances in specific line items for the mainline segment are due to the same factors discussed under consolidated results of operations.

Regional. Significant components of our regional segment's operating results for the year ended December 31 are as follows (in millions, except percentage changes):

	December 31,		Increase	% Increase
	2005	2004	(Decrease)	(Decrease)
Operating Revenue	$1,831	$ 1,572	$259	16.5 %
Operating Expenses:				
Wages, salaries and related costs	44	46	(2)	(4.3)%
Regional capacity purchase, net	1,572	1,351	221	16.4 %
Aircraft rentals	288	259	29	11.2 %
Landing fees and other rentals	41	32	9	28.1 %
Distribution costs	94	80	14	17.5 %
Depreciation and amortization	11	11	-	-
Passenger services	14	11	3	27.3 %
Other	21	13	8	61.5 %
	2,085	1,803	282	15.6 %
Operating Loss	$ (254)	$ (231)	$ 23	10.0 %

The reported results of our regional segment do not reflect the total contribution of the regional segment to our system-wide operations. The regional segment generates revenue for the mainline segment as it feeds passengers from smaller cities into our hubs.

The variances in specific line items for the regional segment are due to the growth in our regional operations and reflect generally the same factors discussed under consolidated results of operations. ASMs for our regional operations increased by 15.0% in 2005 compared to 2004.

Regional capacity purchase, net increased due to increased flight activity at ExpressJet and the higher number of regional jets leased from us by ExpressJet. The net amounts for the year ended December 31 consist of the following (in millions, except percentage changes):

	2005	2004	Increase	% Increase
Capacity purchase expenses	$1,560	$1,507	$53	3.5%
Fuel and fuel taxes in excess of 71.2 cents per gallon cap	322	126	196	155.6%
Aircraft sublease income	(310)	(282)	28	9.9%
Regional capacity purchase, net	$1,572	$1,351	$221	16.4%

Liquidity and Capital Resources

As of December 31, 2006, we had $2.7 billion in consolidated cash, cash equivalents and short-term investments, which is $551 million more than at December 31, 2005. At December 31, 2006, this total included $265 million of restricted cash, which is primarily collateral for estimated future workers' compensation claims, credit card processing contracts, letters of credit and performance bonds. Restricted cash at December 31, 2005 totaled $241 million.

Operating Activities. Cash flows provided by operations for 2006 were $1.1 billion, compared to cash flows provided by operations of $457 million for 2005. The increase in cash flows provided by operations in 2006 compared to 2005 is primarily the result of an improvement in operating income.

Investing Activities. Cash flows used in investing activities were $366 million for 2006, compared to cash flows provided by investing activities of $51 million for 2005. A significant use of cash during 2006 was the purchase of short-term investments, as we converted cash equivalents into auction rate certificates. Our capital expenditures totaled $300 million in 2006, consisting of $151 million of fleet expenditures, $100 million of non-fleet expenditures and $49 million for rotable parts and capitalized interest. We have substantial commitments for capital expenditures in the future, including for the acquisition of new aircraft. Capital expenditures for 2007 are expected to be $425 million (or $620 million after considering purchase deposits to be paid, net of purchase deposits to be refunded), consisting of $156 million of fleet expenditures, $215 million of non-fleet expenditures and $54 million for rotable parts and capitalized interest.

As of December 31, 2006, we had total firm commitments for 82 new aircraft from Boeing (60 737s, two 777s and 20 787s), with an estimated aggregate cost of $4.3 billion including related spare engines. We are scheduled to take delivery of the 82 firm order Boeing aircraft between 2007 and 2012.

On July 5, 2006, we sold 7.5 million shares of Copa's Class A common stock for $156 million in cash. This sale reduced our ownership of Copa's Class A common stock to 4.4 million shares, which represents a 10% interest. We recognized a gain of $92 million related to this transaction. In 2005, we received $172 million from the sale of 9.1 million shares of Copa common stock in Copa's initial public offering.

In January 2007, we sold substantially all of our remaining shares of Holdings common stock to third parties for cash proceeds of $35 million. We will recognize a gain of $7 million in the first quarter of 2007 as a result of these sales. We contributed substantially all of the $35 million of proceeds to our defined benefit pension plans in February 2007.

Financing Activities. Cash flows used by financing activities, primarily the payment of long-term debt and capital lease obligations partially offset by the issuance of new long-term debt, were $292 million for 2006, compared to cash flows provided by financing activities of $37 million in 2005. During 2006, we paid $948 million in long-term debt and capital lease obligations, including $392 million of long-term debt which we paid off or refinanced prior to scheduled maturity. We issued $574 million of new debt in 2006. We issued $436 million of new debt and raised $203 million through the public offering of 18 million shares of our common stock in 2005.

At December 31, 2006, we had approximately $5.4 billion (including current maturities) of long-term debt and capital lease obligations. We do not currently have any undrawn lines of credit or revolving credit facilities and substantially all of our otherwise readily financeable assets are encumbered. However, our remaining interest in Copa, with a market value of $276 million at February 16, 2007, is not pledged as collateral under any of our debt, although we are contractually limited in our ability to dispose of this asset prior to July 2008. We were in compliance with all debt covenants at December 31, 2006.

Although we have entered into agreements to finance the two 777-200ER aircraft scheduled to be delivered in 2007 and have backstop financing for 24 of the 60 737 aircraft scheduled to be delivered in 2008 and 2009, we do not have backstop financing or any other financing currently in place for the remaining aircraft on order. Further financing will be needed to satisfy our capital commitments for our firm aircraft and other related capital expenditures. We can provide no assurance that sufficient financing will be available for the aircraft on order or other related capital expenditures, or for our capital expenditures in general.

In March 2006, we elected to pre-pay $96 million of debt due in early 2007. This debt had an interest rate equal to the London Interbank Offered Rate, or LIBOR, plus 4.53%. In November 2006, we issued $200 million aggregate principal amount of 8.75% unsecured notes due December 2011.

In June 2006, we refinanced our $195 million Floating Rate Secured Notes due December 2007 and $97 million Floating Rate Secured Subordinated Notes due December 2007 by redeeming these notes with proceeds that we received from the issuance of two new series of equipment notes. The new notes total $320 million in principal amount and mature in June 2013. Similar to the refinanced notes, the new notes are secured by the majority of our spare parts inventory. A portion of the spare parts inventory that serves as collateral for the new equipment notes is classified as property and equipment and the remainder is classified as spare parts and supplies, net.

The new series of senior equipment notes, which totaled $190 million in principal amount, bears interest at the three-month London Interbank Offered Rate, or LIBOR, plus 0.35% for an initial coupon of 5.63%. The new series of junior equipment notes, which totaled $130 million in principal amount, bears interest at the three-month LIBOR plus 3.125% for an initial coupon of 8.41%. The effect of the issuance of the new equipment notes and the redemption of the previously issued notes was to lower the interest rate that we pay on the indebtedness by approximately 55 basis points in the case of the senior notes and 438 basis points in the case of the junior notes, to increase the cash raised and principal amount by $28 million and to extend the maturity date of the indebtedness by five and a half years.

In connection with these equipment notes, we entered into a collateral maintenance agreement requiring us, among other things, to maintain a loan-to-collateral value ratio of not greater than 45% with respect to the senior series of equipment notes and a loan-to-collateral value ratio of not greater than 75% with respect to both series of notes combined. We must also maintain a certain level of rotable components within the spare parts collateral pool. These ratios are calculated semi-annually based on an independent appraisal of the spare parts collateral pool. If any of the collateral ratio requirements are not met, we must take action to meet all ratio requirements by adding additional eligible spare parts to the collateral pool, redeeming a portion of the outstanding notes, providing other collateral acceptable to the bond insurance policy provider for the senior series of equipment notes or any combination of the above actions. We are currently in compliance with these covenants.

We and our wholly-owned subsidiary CMI have loans under a $350 million secured term loan facility. The loans are secured by certain of our U.S.-Asia routes and related assets, all of the outstanding common stock of our wholly-owned subsidiary Air Micronesia, Inc. ("AMI") and CMI and substantially all of the other assets of AMI and CMI, including route authorities and related assets. The facility was amended in August 2006 to lower the coupon 200 basis points to LIBOR plus 3.375%. The loans are due in June 2011. The amended facility requires us to maintain a minimum balance of unrestricted cash and short-term investments of $1.0 billion at the end of each month. The loans may become due and payable immediately if we fail to maintain the monthly minimum cash balance and upon the occurrence of other customary events of default under the loan documents. If we fail to maintain a minimum balance of unrestricted cash and short-term investments of $1.125 billion, we and CMI will be required to make a mandatory aggregate $50 million prepayment of the loans.

In addition, the amended facility provides that if the ratio of the outstanding loan balance to the value of the collateral securing the loans, as determined by the most recently delivered periodic appraisal, is greater than 52.5%, we and CMI will be required to post additional collateral or prepay the loans to reestablish a loan-to-collateral value ratio of not greater than 52.5%. We are currently in compliance with the covenants in the amended facility.

On July 1, 2006, our 5% Convertible Notes due 2023 with a principal amount of $175 million became convertible into shares of our common stock at a conversion price of $20 per share following the satisfaction of one of the conditions to convertibility. This condition, which was satisfied on June 30, 2006, provided that the notes would become convertible once the closing price of our common stock exceeded $24 per share (120% of the $20 per share conversion price) for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of a fiscal quarter. If a holder of the notes exercises the conversion right, in lieu of delivering shares of our common stock, we may elect to pay cash or a combination of cash and shares of our common stock for the notes surrendered. All or a portion of the notes are also redeemable for cash at our option on or after June 18, 2010 at par plus accrued and unpaid interest, if any. Holders of the notes may require us to repurchase all or a portion of their notes at par plus any accrued and unpaid interest on June 15 of 2010, 2013 or 2018. We may at our option choose to pay the repurchase price on those dates in cash, shares of our common stock or any combination thereof. Holders of the notes may also require us to repurchase all or a portion of their notes for cash at par plus any accrued and unpaid interest if certain changes in control of Continental occur.

In January 2007, $170 million in principal amount of our 4.5% convertible notes due on February 1, 2007 was converted by the holders into 4.3 million shares of our Class B common stock at a conversion price of $40 per share. The remaining $30 million in principal amount was paid on February 1, 2007.

At December 31, 2006, our senior unsecured debt ratings were Caa1 by Moody's and CCC+ by Standard & Poor's. Since September 11, 2001, our credit ratings have been lowered to significantly below investment grade. These reductions have increased the costs we incur when issuing debt, adversely affected the terms of such debt and limited our financing options. Additional reductions in our credit ratings could further increase our borrowing costs and reduce the availability of financing to us in the future. We do not have any debt obligations that would be accelerated as a result of a credit rating downgrade. However, we would have to post additional collateral of approximately $65 million under our bank-issued credit card processing agreement if our senior unsecured debt rating falls below Caa3 as rated by Moody's or CCC- as rated by Standard & Poor's. We would also be required to post additional collateral of up to $24 million under our worker's compensation program if our senior unsecured debt rating falls below Caa2 as rated by Moody's or CCC+ as rated by Standard & Poor's.

Our bank-issued credit card processing agreement also contains financial covenants which require, among other things, that we maintain a minimum EBITDAR (generally, earnings before interest, taxes, depreciation, amortization, aircraft rentals and income from other companies, adjusted for special items) to fixed charges (interest and aircraft rentals) ratio for the preceding 12 months of 1.1 to 1.0. The liquidity covenant requires us to maintain a minimum level of $1.0 billion of unrestricted cash and short-term investments and a minimum ratio of unrestricted cash and short-term investments to current liabilities at each month end of 0.29 to 1.0. Although we are currently in compliance with all of the covenants, failure to maintain compliance would result in our being required to post up to an additional $429 million of cash collateral, which would adversely affect our liquidity. Depending on our unrestricted cash and short-term investments balance at the time, the posting of a significant amount of cash collateral could cause our unrestricted cash and short-term investments balance to fall below the $1.0 billion minimum balance required under our $350 million secured term loan facility, resulting in a default under that facility.

On April 10, 2006, we filed an automatically effective universal shelf registration statement covering the sale from time to time of our securities in one or more public offerings. The securities offered might include debt securities, including pass-through certificates, shares of common stock, shares of preferred stock and securities exercisable for, or convertible into, shares of common stock, such as stock purchase contracts, warrants or subscription rights, among others. Proceeds from any sale of securities under this registration statement other than pass-through certificates would likely be used for general corporate purposes, including the repayment of debt, the funding of pension obligations and working capital requirements, whereas proceeds from the issuance of pass-through certificates would be used to finance or refinance aircraft and related equipment. The 8.75% unsecured notes due December 2011 discussed above were issued under this registration statement.

We have utilized proceeds from the issuance of pass-through certificates to finance the acquisition of 244 leased and owned mainline jet aircraft, certain spare engines and certain spare parts. Typically, these pass-through certificates contain liquidity facilities whereby a third party agrees to make payments sufficient to pay at least 18 months of interest on the applicable certificates if a payment default occurs. The liquidity providers for these certificates include the following: CALYON New York Branch, Landesbank Hessen-Thuringen Girozentrale, Morgan Stanley Capital Services, Morgan Stanley Bank, Westdeutsche Landesbank Girozentrale, AIG Matched Funding Corp., ABN AMRO Bank N.V., Credit Suisse First Boston, Caisse des Depots et Consignations, Bayerische Landesbank Girozentrale, ING Bank N.V. and De Nationale Investeringsbank N.V.

We are also the issuer of pass-through certificates secured by 135 leased regional jet aircraft currently operated by ExpressJet. The liquidity providers for these certificates include the following: ABN AMRO Bank N.V., Chicago Branch, Citibank N.A., Citicorp North America, Inc., Landesbank Baden-Wurttemberg, RZB Finance LLC and WestLB AG, New York Branch.

We currently utilize policy providers to provide credit support on three separate financings with an outstanding principal balance of $501 million at December 31, 2006. The policy providers have unconditionally guaranteed the payment of interest on the notes when due and the payment of principal on the notes no later than 24 months after the final scheduled payment date. Policy providers on these notes are Ambac Assurance Corporation (a subsidiary of Ambac Financial Group, Inc.) and Financial Guaranty Insurance Company (a subsidiary of FGIC). Financial information for the parent company of Ambac Assurance Corporation is available over the internet at the SEC's website at www.sec.gov or at the SEC's public reference room in Washington, D.C. and financial information for FGIC is available over the internet at www.fgic.com. A policy provider is also used as credit support for the financing of certain facilities at Houston Bush, currently subject to a sublease by us to the City of Houston, with an outstanding balance of $53 million at December 31, 2006.

Contractual Obligations. The following table summarizes the effect that minimum debt, lease and other material noncancelable commitments listed below are expected to have on our cash flow in the future periods set forth below (in millions):

Contractual Obligations	Total	2007	Payments Due 2008	2009	2010	2011	Later Years
Debt and leases:							
Long-term debt (1)	$ 7,087	$ 864	$ 929	$ 759	$ 860	$1,174	$2,501
Capital lease obligations (1)	553	31	46	16	16	16	428
Aircraft operating leases (2)	10,483	1,031	1,041	979	964	914	5,554
Nonaircraft operating leases (3)	6,453	417	372	366	340	335	4,623
Other:							
Capacity purchase agreements (4)	2,494	1,241	922	210	69	35	17
Aircraft and other purchase commitments (5)	4,378	276	1,062	1,352	569	503	616
Projected pension contributions (6)	1,313	183	184	146	122	129	549
Total (7)	$32,761	$4,043	$4,556	$3,828	$2,940	$3,106	$14,288

(1) Represents contractual amounts due, including interest. Interest on floating rate debt was estimated using rates in effect at December 31, 2006.
(2) Represents contractual amounts due and exclude $4.1 billion of projected sublease income to be received from ExpressJet.
(3) Represents minimum contractual amounts.
(4) Represents our estimates of future minimum noncancelable commitments under our capacity purchase agreements and do not include the portion of the underlying obligations for aircraft leased to ExpressJet or deemed to be leased from Chautauqua or CommutAir and facility rent that are disclosed as part of aircraft and nonaircraft operating leases. See Note 15 to our consolidated financial statements included in this report for the significant assumptions used to estimate the payments.
(5) Represents contractual commitments for firm order aircraft only, net of previously paid purchase deposits, and noncancelable commitments to purchase goods and services, primarily information technology support. See Note 18 to our consolidated financial statements included in this report for a discussion of these purchase commitments.
(6) Represents our estimate of the minimum funding requirements as determined by government regulations. Amounts are subject to change based on numerous assumptions, including the performance of the assets in the plan and bond rates. See "Critical Accounting Policies and Estimates" for a discussion of our assumptions regarding our pension plans.
(7) Total contractual obligations do not include long-term contracts where the commitment is variable in nature, such as credit card processing agreements and power-by-the-hour engine maintenance agreements, or where short-term cancellation provisions exist.

We expect to fund our future capital and purchase commitments through internally generated funds, general company financings and aircraft financing transactions. However, there can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures or that, if necessary, we will be able to defer or otherwise renegotiate our capital commitments.

Operating Leases. At December 31, 2006, we had 480 aircraft under operating leases, including 224 mainline aircraft, 254 regional jets operated for us by ExpressJet and two regional jets subleased to ExpressJet but not operated under the ExpressJet CPA. These leases have remaining lease terms ranging up to 18 years. In addition, we have non-aircraft operating leases, principally related to airport and terminal facilities and related equipment. The obligations for these operating leases are not included in our consolidated balance sheets. Our total rental expense for aircraft and non-aircraft operating leases was $990 million and $501 million, respectively, in 2006.

Regional Capacity Purchase Agreements. Our most significant capacity purchase agreement is with ExpressJet. The ExpressJet CPA provides that we purchase, in advance, available seat miles from ExpressJet for a negotiated price, and we are at risk for reselling the available seat miles at market prices. We are currently in negotiations with ExpressJet concerning the block hour rates for 2007 and other related matters. We have been unable to reach agreement on 2007 rates and have initiated binding arbitration as provided in the ExpressJet CPA.

In December 2005, we gave notice to ExpressJet that we would withdraw 69 of the 274 regional jet aircraft from the capacity purchase agreement because we believe the rates charged by ExpressJet for regional capacity are above the current market. The withdrawals began in December 2006 and is expected to be completed in August 2007. On May 5, 2006, ExpressJet notified us that it will retain all of the 69 regional jets (consisting of 44 ERJ-145XR and 25 ERJ-145 aircraft) covered by our withdrawal notice, as permitted by the agreement. Accordingly, ExpressJet must retain each of those 69 regional jets for the remaining term of the applicable underlying aircraft lease and, as each aircraft is withdrawn from the capacity purchase agreement, the implicit interest rate used to calculate the scheduled lease payments that ExpressJet will make to us under the applicable aircraft sublease will automatically increase by 200 basis points to compensate us for our continued participation in ExpressJet's lease financing arrangements. Once the aircraft are withdrawn from the ExpressJet CPA, we will recognize the related rental income we receive from ExpressJet as other revenue in our consolidated statements of operations. See Financial Statements and Supplementary Data, Note 15 for details of our regional capacity purchase agreement.

On July 21, 2006, we announced our selection of Chautauqua to provide and operate 44 50-seat regional jets as a Continental Express carrier to be phased in during 2007 under the Chautauqua CPA. We intend to use these aircraft to replace a portion of the capacity represented by the 69 regional jet aircraft being retained by ExpressJet. Under the Chautauqua CPA, we will schedule and market all of our Continental Express regional jet service provided thereunder. The Chautauqua CPA requires us to pay a fixed fee to Chautauqua, which is subject to specified reconciliations and annual escalations, for its operation of the aircraft. Chautauqua will supply the aircraft that it will operate under the agreement. The Chautauqua CPA has a five year term with respect to ten aircraft and an average term of 2.5 years for the balance of the aircraft. In addition, we have the unilateral right to extend the Chautauqua CPA on the same terms on an aircraft-by-aircraft basis for a period of up to five years in the aggregate for 20 aircraft and for up to three years in the aggregate for 24 aircraft, subject to the renewal terms of the related aircraft lease.

On February 5, 2007, we announced the selection of Colgan to operate 15 74-seat Bombardier Q400 twin-turboprop aircraft on short and medium-distance routes from New York Liberty starting in early 2008. Colgan will operate the flights as a Continental Connection carrier under a new capacity purchase agreement. Colgan will supply the aircraft that it will operate under the agreement. The agreement has a ten year term.

Guarantees and Indemnifications. We are the guarantor of approximately $1.7 billion aggregate principal amount of tax-exempt special facilities revenue bonds and interest thereon, excluding the US Airways contingent liability discussed below. These bonds, issued by various municipalities and other governmental entities, are payable solely from our rentals paid under long-term agreements with the respective governing bodies. The leasing arrangements associated with approximately $1.5 billion of these obligations are accounted for as operating leases, and the leasing arrangements associated with approximately $200 million of these obligations are accounted for as capital leases.

We are contingently liable for US Airways' obligations under a lease agreement between US Airways and the Port Authority of New York and New Jersey related to the East End Terminal at LaGuardia airport. These obligations include the payment of ground rentals to the Port Authority and the payment of other rentals in respect of the full amounts owed on special facilities revenue bonds issued by the Port Authority having an outstanding par amount of $146 million at December 31, 2006 and having a final scheduled maturity in 2015. If US Airways defaults on these obligations, we would be obligated to cure the default and we would have the right to occupy the terminal after US Airways' interest in the lease had been terminated.

We also have letters of credit and performance bonds relating to various real estate and customs obligations at December 31, 2006 in the amount of $50 million. These letters of credit and performance bonds have expiration dates through September 2008.

We are the lessee under many real estate leases. It is common in such commercial lease transactions for us as the lessee to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to our use or occupancy of the leased premises and the use or occupancy of the leased premises by regional carriers operating flights on our behalf. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, we typically indemnify such parties for any environmental liability that arises out of or relates to our use of the leased premises.

In our aircraft financing agreements, we typically indemnify the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct.

We expect that we would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to real estate we lease and aircraft we operate.

In our financing transactions that include loans, we typically agree to reimburse lenders for any reduced returns with respect to the loans due to any change in capital requirements and, in the case of loans in which the interest rate is based on LIBOR, for certain other increased costs that the lenders incur in carrying these loans as a result of any change in law, subject in most cases to certain mitigation obligations of the lenders. At December 31, 2006, we had $1.2 billion of floating rate debt and $0.3 billion of fixed rate debt, with remaining terms of up to 12 years, that is subject to these increased cost provisions. In several financing transactions involving loans or leases from non-U.S. entities, with remaining terms of up to 12 years and an aggregate carrying value of $1.3 billion, we bear the risk of any change in tax laws that would subject loan or lease payments thereunder to non-U.S. entities to withholding taxes, subject to customary exclusions. In addition, in cross-border aircraft lease agreements for two 757 aircraft, we bear the risk of any change in U.S. tax laws that would subject lease payments made by us to a resident of Japan to withholding taxes, subject to customary exclusions. These capital leases for two 757 aircraft expire in 2008 and have a carrying value of $38 million at December 31, 2006.

We cannot estimate the potential amount of future payments under the foregoing indemnities and agreements due to unknown variables related to potential government changes in capital adequacy requirements or tax laws.

Environmental Matters. We could be responsible for environmental remediation costs primarily related to jet fuel and solvent contamination surrounding our aircraft maintenance hangar in Los Angeles. In 2001, the California Regional Water Quality Control Board ("CRWQCB") mandated a field study of the site and it was completed in September 2001. In April 2005, under the threat of a CRWQCB enforcement action, we began environment remediation of jet fuel contamination surrounding our aircraft maintenance hangar pursuant to a work plan submitted to (and approved by) the CRWQCB and our landlord, the Los Angeles World Airports.

In 1999, we purchased property located near our Newark hub in Elizabeth, New Jersey from Honeywell International, Inc. with certain environmental indemnification obligations by us to Honeywell. We did not operate the facility located on or make any improvements to the property. In 2005, we sold the property and in connection with the sale, the purchaser assumed certain environmental indemnification obligations in favor of us. On October 9, 2006, Honeywell provided us with a notice seeking indemnification from us in connection with a U.S. Environmental Protection Agency potentially responsible party (PRP) notice to Honeywell involving the Newark Bay Study Area of the Diamond Alkali Superfund Site alleging hazardous substance releases from the property. Honeywell's liability with respect to releases from the property into the Newark Bay Study Area, if any, and our potential indemnification obligation, if any, related thereto cannot be determined at this time. We intend to seek indemnification from the purchaser to the full extent to which we may be required to indemnify Honeywell.

At December 31, 2006, we had a reserve for estimated costs of environmental remediation throughout our system of $42 million, based primarily on third party environmental studies and estimates as to the extent of the contamination and nature of the required remedial actions. We have evaluated and recorded this accrual for environmental remediation costs separately from any related insurance recovery. We do not have any receivables related to environmental insurance recoveries at December 31, 2006. Based on currently available information, we believe that our reserves for potential environmental remediation costs are adequate, although reserves could be adjusted as further information develops or circumstances change. However, we do not expect these items to materially impact our results of operations, financial condition or liquidity.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have no arrangements of the types described in the first three categories that we believe may have a material current or future effect on our results of operations. Certain guarantees that we do not expect to have a material current or future effect on our results of operations, financial condition or liquidity are disclosed in Note 18 to our consolidated financial statements included in this report.

We do have obligations arising out of variable interests in unconsolidated entities. See Note 14 to our consolidated financial statements included in this report for a discussion of our off-balance sheet aircraft leases, airport leases (which includes the US Airways contingent liability), subsidiary trust and our capacity purchase agreement with ExpressJet.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 to our consolidated financial statements included in this report.

Pension Plans. We account for our defined benefit pension plans using Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions" ("SFAS 87"). Under SFAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under SFAS 87 is generally independent of funding decisions or requirements. We recognized expense for our defined benefit pension plans totaling $219 million, $280 million and $293 million in 2006, 2005 and 2004, respectively, including settlement charges and a curtailment loss. We currently expect our expense related to our defined benefit pension plans to be approximately $165 million in 2007, excluding any settlement charges.

On December 31, 2006, we adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit pension or postretirement plan's overfunded status or a liability for a plan's underfunded status, and to recognize changes in that funded status through other comprehensive income in the year in which the changes occur. SFAS 158 does not change the amount of net periodic benefit expense recognized in our results of operations. The impact of adopting this standard on our balance sheet at December 31, 2006 was to increase (decrease) certain accounts as follows (in millions):

	Defined Benefit Pension		Retiree Medical Benefits	
Intangible pension asset	$	(50)	$	-
Accrued other liabilities	$	3	$	13
Accrued pension liability	$	177	$	-
Other long-term liabilities	$	-	$	142
Accumulated other comprehensive loss	$	230	$	155

Our plans' under-funded status was $1.2 billion at December 31, 2006 and 2005. The fair value of our plans' assets increased from $1.4 billion at December 31, 2005 to $1.5 billion at December 31, 2006. Funding requirements for defined benefit pension plans are determined by government regulations. During 2006, we contributed $246 million to our defined benefit pension plans, which exceeds the minimum funding requirements in 2006 after giving effect to the Pension Protection Act of 2006. We have contributed an additional $106 million to our defined benefit pension plans during the period from January 1, 2007 through February 23, 2007. We estimate that contributions to our defined benefit pension plans will total approximately $300 million during 2007, which exceeds our estimated minimum funding requirements during that calendar year of approximately $183 million, after giving effect to the Pension Protection Act of 2006.

When calculating pension expense for 2006, we assumed that our plans' assets would generate a long-term rate of return of 8.5%. We assumed a long-term rate of return of 9.0% for calculating pension expense in 2005 and 2004. We adjusted our assumed long-term rate of return to reflect the impact that higher plan expenses and a shorter duration of expected payments in recent years has had on our long-term expectations. We develop our expected long-term rate of return assumption based on historical experience and by evaluating input from the trustee managing the plans' assets. Our expected long-term rate of return on plan assets is based on a target allocation of assets, which is based on our goal of earning the highest rate of return while maintaining risk at acceptable levels. The plans strive to have assets sufficiently diversified so that adverse or unexpected results from one security class will not have an unduly detrimental impact on the entire portfolio. We regularly review our actual asset allocation and the pension plans' investments are periodically rebalanced to our targeted allocation when considered appropriate. Our allocation of assets was as follows at December 31, 2006:

	Percent of Total	Expected Long-Term Rate of Return
U.S. equities	50%	9%
International equities	22	9
Fixed income	22	6
Other	6	12
Total	100%	

Pension expense increases as the expected rate of return on plan assets decreases. When calculating pension expense for 2007, we will assume that our plans' assets will generate a weighted-average long-term rate of return of 8.3%. Lowering the expected long-term rate of return on our plan assets by an additional 50 basis points (from 8.3% to 7.8%) would increase our estimated 2007 pension expense by approximately $8 million.

We discounted our future pension obligations using a weighted average rate of 5.92% at December 31, 2006, compared to 5.68% at December 31, 2005 and 5.75% at December 31, 2004. We determine the appropriate discount rate for each of our plans based on current rates on high quality corporate bonds that would generate the cash flow necessary to pay plan benefits when due. This approach can result in different discount rates for different plans, depending on each plan's projected benefit payments. The pension liability and future pension expense both increase as the discount rate is reduced. Lowering the discount rate by 50 basis points (from 5.92% to 5.42%) would increase our pension liability at December 31, 2006 by approximately $251 million and increase our estimated 2007 pension expense by approximately $30 million.

At December 31, 2006, we have unrecognized net actuarial losses of $1.0 billion related to our defined benefit pension plans. These losses will be recognized as a component of pension expense in future years. Our estimated 2007 expense related to our defined benefit pension plans of $165 million includes the recognition of approximately $71 million of these losses.

Future changes in plan asset returns, plan provisions, assumed discount rates, pension funding law and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Revenue Recognition. We recognize passenger revenue when transportation is provided or when the ticket expires unused, rather than when a ticket is sold. Nonrefundable tickets expire on the date of intended flight, unless the date is extended by notification from the customer in advance of the intended flight.

The amount of passenger ticket sales and sales of frequent flyer mileage credits not yet recognized as revenue is included in our consolidated balance sheets as air traffic and frequent flyer liability. We perform periodic evaluations of the estimated liability for passenger ticket sales and any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to differences between our statistical estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges, interline transactions and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.

Frequent Flyer Accounting. For those OnePass accounts that have sufficient mileage credits to claim the lowest level of free travel, we record a liability for either the estimated incremental cost of providing travel awards that are expected to be redeemed on us or the contractual rate of expected redemption on alliance carriers. Incremental cost includes the cost of fuel, meals, insurance and miscellaneous supplies, but does not include any costs for aircraft ownership, maintenance, labor or overhead allocation. A change to these cost estimates, the actual redemption activity, the amount of redemptions on alliance carriers or the minimum award level could have a significant impact on our liability in the period of change as well as future years. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the OnePass program, and is included in the accompanying consolidated balance sheets as air traffic and frequent flyer liability. Changes in the liability are recognized as passenger revenue in the period of change. In the fourth quarter of 2004, we recorded a change in expected future costs for frequent flyer reward redemptions on alliance carriers, resulting in a one-time increase in other operating expenses of $18 million.

We also sell mileage credits in our frequent flyer program to participating entities, such as credit/debit card companies, alliance carriers, hotels, car rental agencies, utilities and various shopping and gift merchants. Revenue from the sale of mileage credits is deferred and recognized as passenger revenue over the period when transportation is expected to be provided, based on estimates of its fair value. Amounts received in excess of the expected transportation's fair value are recognized in income currently and classified as other revenue. A change to the time period over which the mileage credits are used (currently six to 28 months), the actual redemption activity or our estimate of the amount or fair value of expected transportation could have a significant impact on our revenue in the year of change as well as future years.

During the year ended December 31, 2006, OnePass participants claimed approximately 1.5 million awards. Frequent flyer awards accounted for an estimated 6.8% of our total RPMs. We believe displacement of revenue passengers is minimal given our ability to manage frequent flyer inventory and the low ratio of OnePass award usage to revenue passenger miles.

At December 31, 2006, we estimated that approximately 2.4 million free travel awards outstanding were expected to be redeemed for free travel on Continental, Continental Express, Continental Connection, CMI or alliance airlines. Our total liability for future OnePass award redemptions for free travel and unrecognized revenue from sales of

OnePass miles to other companies was approximately $270 million at December 31, 2006. This liability is recognized as a component of air traffic and frequent flyer liability in our consolidated balance sheets.

Stock-Based Compensation. We have a number of equity incentive plans that permit the issuance of shares of our common stock or settlement in cash based in part upon changes in the market price of our common stock. One of the equity incentive plans provides for awards in the form of stock options, restricted stock, performance awards and incentive awards. Each of the other plans permits awards of either stock options or restricted stock. In general, our plans permit awards to be made to the non-employee directors of the company or the employees of the company or its subsidiaries. Stock issued under the plans may be originally issued shares, treasury shares or a combination thereof. Under one of our equity incentive plans, we have adopted incentive programs for our officers that can provide for cash payments based on the market price of our common stock.

Prior to January 1, 2006 we accounted for our stock-based compensation plans under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). No stock-based employee compensation cost was reflected in net income (loss) for our stock option plans, as all options granted under our plans had an exercise price equal to the market value of the underlying common stock on the date of grant. However, stock-based compensation had been included in pro forma disclosures on net income (loss) and earnings (loss) per share as if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123").

We adopted SFAS 123R effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award or at fair value of the award at each reporting date, depending on the type of award granted. The grant-date fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period.

SFAS 123R is effective for all stock options we grant beginning January 1, 2006. Stock options granted prior to January 1, 2006, but for which the vesting period is not complete, have been accounted for using the modified prospective transition method provided by SFAS 123R. Under this method, we account for such options on a prospective basis, with expense being recognized in our statement of operations beginning January 1, 2006, using the grant-date fair values previously calculated for our pro forma disclosures under SFAS 123. We recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting periods. Our options typically vest in equal annual installments over the required service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The fair value of options is determined at the grant date using a Black-Scholes-Merton option-pricing model, which requires us to make assumptions about the expected risk-free interest rate, expected dividend yield of our stock, expected market price volatility of our stock and the expected term of the option. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The dividend yield on our common stock is assumed to be zero since we historically have not paid dividends and have no current plans to do so in the future. The market price volatility of our common stock is based on the historical volatility of our common stock over a time period equal to the expected term of the option and ending on the grant date. The expected life of the options is based on our historical experience for various work groups. We recognize expense only for those option awards expected to vest, using an estimated forfeiture rate based on our historical experience. The forfeiture rate may be revised in future periods if actual forfeitures differ from our assumptions.

The weighted-average fair value of options granted during 2006 was determined to be $11.52 per share, based on the following weighted-average assumptions:

Risk-free interest rate	4.7%
Dividend yield	0%
Expected market price volatility of our common stock	63%
Expected life of options (years)	3.4

Stock-based compensation is recognized only for those awards expected to vest using an estimated forfeiture rate based on our historical experience. The forfeiture rate may be revised in subsequent periods if actual forfeitures differ from those estimates. A one percent decrease in the estimated forfeiture rate at December 31, 2006 would not have resulted in a material increase to wages, salaries and related costs.

Stock Price Based RSU Awards made pursuant to our Long-Term Incentive and RSU Program can result in cash payments to our officers if there are specified increases in our stock price over multi-year performance periods. Prior to our adoption of SFAS 123R on January 1, 2006, we had recognized no liability or expense related to our Stock Price Based RSU Awards because the targets set forth in the program had not been met. However, SFAS 123R requires these awards to be measured at fair value at each reporting date with the related expense being recognized over the required service periods, regardless of whether the specified stock price targets have been met. The fair value is determined using a pricing model until the specified stock price target has been met, and is determined based on the current stock price thereafter. On January 1, 2006, we recognized a cumulative effect of change in accounting principle to record our liability related to the Stock Price Based RSU Awards at that date, which reduced earnings by $26 million ($0.29 per basic share and $0.23 per diluted share).

During the first quarter of 2006, our stock price achieved the performance target price per share for 1.2 million Stock Price Based RSU Awards with a performance period ending December 31, 2007. Accordingly, we now measure these awards based on the current stock price (which was $41.25 per share at December 31, 2006) and will recognize the related expense ratably through December 31, 2007, after adjustment for changes in the then-current market price of our common stock. A one dollar increase or decrease in the price of our common stock at December 31, 2006 would have resulted in a $1 million increase or decrease in wages, salaries and related costs attributable to the Stock Price Based RSU Awards recognized in 2006. These awards constitute all remaining outstanding Stock Price Based RSU Awards.

During 2006, we issued 1.7 million profit-based RSU awards ("Profit Based RSU Awards") pursuant to our Long-Term Incentive and RSU Program, which can result in cash payments to our officers upon the achievement of specified profit-based performance targets. The performance targets require that we reach target levels of cumulative employee profit sharing that are the basis for calculating distributions to participants under our enhanced employee profit sharing program during the period from April 1, 2006 through December 31, 2009, and that we have net income calculated in accordance with U.S. generally accepted accounting principles for the applicable fiscal year. To serve as a retention feature, payments related to the achievement of a performance target will generally be made in one-third annual increments to participants who remain continuously employed by us through each payment date. The earliest possible payment date is March 31, 2008. Payments also are conditioned on our having a minimum unrestricted cash, cash equivalents and short-term investments balance of $1.125 billion at the end of the fiscal year preceding the date any payment is made. If we do not achieve such cash hurdle applicable to a payment date, the payment will be deferred until the next payment date (March 31 of the next year), subject to a limit on the number of years payments may be carried forward. Payment amounts will be calculated based on the average price of our common stock during the 20-day trading period preceding the payment date and the payment percentage set by the Human Resources Committee of our Board of Directors for achieving the applicable profit-based performance target. Depending on the level of cumulative employee profit sharing achieved, the payment percentage can range from 0% to 337.5% of the underlying Profit Based RSU Award.

We account for the Profit Based RSU Awards as liability awards. Once it is probable that a performance target will be met, we measure the awards at fair value based on the current stock price. The related expense is recognized ratably over the required service period, which ends on each payment date, after adjustment for changes in the then-current market price of our common stock. At December 31, 2006, we concluded that it was probable that we would achieve a cumulative profit sharing pool of $125 million during the performance period from April 1, 2006 through December 31, 2009, which equates to a payment percentage of 150%. If we had concluded that it was probable at December 31, 2006 that we would achieve a cumulative profit sharing pool of the next target level of $175 million, wages, salaries and related costs attributable to the Profit Based RSU Awards recognized in 2006 would have increased by $11 million. Our determination of the probable cumulative profit sharing pool is highly subjective and subject to change, due in large part to the risks and uncertainties inherent in our business. Moreover, because of the subjective nature of the assessment and those risks and uncertainties, projected operating results are heavily discounted in our probability analysis. Holding the cumulative profit sharing pool target level constant, a one dollar increase or decrease in the price of our common stock at December 31, 2006 would have resulted in a $1 million increase or decrease, respectively, in wages, salaries and related costs attributable to the Profit Based RSU Awards recognized in 2006.

As of December 31, 2006, $113 million of compensation cost attributable to future service related to unvested Employee Stock Options, Stock Price Based RSU Awards and the Profit Based RSU Awards that are probable of being achieved had not yet been recognized. This amount will be recognized in expense over a weighted-average period of 1.9 years.

Property and Equipment. As of December 31, 2006, the net carrying amount of our property and equipment was $6.3 billion, which represents 55% of our total assets. In addition to the original cost of these assets, the net carrying amount of our property and equipment is impacted by a number of accounting policy elections, including estimates, assumptions and judgments relative to capitalized costs, the estimation of useful lives and residual values and, when necessary, the recognition of asset impairment charges. Our property and equipment accounting policies are designed to depreciate our assets over their estimated useful lives and residual values of our aircraft, reflecting both historical experience and expectations regarding future operations, utilization and performance of our assets.

In addition, our policies are designed to appropriately and consistently capitalize costs incurred to enhance, improve and extend the useful lives of our assets and expense those costs incurred to repair and maintain the existing condition of our aircraft. Capitalized costs increase the carrying values and depreciation expense of the related assets, which also impact our results of operations.

Useful lives of aircraft are difficult to estimate due to a variety of factors, including technological advances that impact the efficiency of aircraft, changes in market or economic conditions and changes in laws or regulations affecting the airline industry. We evaluate the remaining useful lives of our aircraft when certain events occur that directly impact our assessment of the remaining useful lives of the aircraft and include changes in operating condition, functional capability and market and economic factors. Both depreciable lives and residual values are regularly reviewed for our aircraft and spare parts to recognize changes in our fleet plan and other relevant information. Jet aircraft and rotable spare parts are assumed to have estimated residual values of 15% and 10%, respectively, of original cost; other categories of property and equipment are assumed to have no residual value. A one year increase in the useful lives of our owned aircraft would reduce annual depreciation expense by approximately $12 million while a one year decrease would increase annual depreciation expense by approximately $15 million. A one percent decrease in residual value of our owned aircraft would increase annual depreciation expense by approximately $4 million.

Impairments of Long-Lived Assets. We record impairment losses on long-lived assets used in operations, primarily property and equipment and airport operating rights, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions. There were no fleet impairment losses recorded during 2004, 2005 or 2006.

We also perform annual impairment tests on our routes, which are indefinite life intangible assets. These tests are based on estimates of discounted future cash flows, using assumptions consistent with those used for aircraft and airport operating rights impairment tests. We determined that we did not have any impairment of our routes at December 31, 2006.

We provide an allowance for spare parts inventory obsolescence over the remaining useful life of the related aircraft, plus allowances for spare parts currently identified as excess. These allowances are based on our estimates and industry trends, which are subject to change and, where available, reference to market rates and transactions. The estimates are more sensitive when we near the end of a fleet life or when we remove entire fleets from service sooner than originally planned.

Income Taxes. For financial reporting purposes, income tax benefits recorded on losses result in deferred tax assets. Beginning in the first quarter of 2004, we concluded that we were required to provide a valuation allowance for deferred tax assets due to our continued losses and our determination that it was more likely than not that such deferred tax assets would ultimately not be realized. As a result, our losses subsequent to that point were not reduced by any tax benefit. Consequently, we also did not record any provision for income taxes on our pre-tax income in 2006 because we utilized a portion of the NOLs for which we had not previously recognized a benefit. However, given our cumulative losses in recent years and other factors, including the risks and uncertainties inherent in our business, we concluded that we were still required to provide a valuation allowance for deferred tax assets at December 31, 2006. We expect to record minimal tax expenses and pay minimal cash taxes in 2007, mainly attributable to the federal alternative minimum tax and certain state taxes.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings (accumulated deficit) in the first quarter of 2007. We are currently evaluating the requirements of FIN 48; however, we do not believe that it will have a material effect on our consolidated financial position or results of operations.

Related Party Transactions

See Note 16 to our consolidated financial statements included in this report for a discussion of related party transactions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Sensitive Instruments and Positions

We are subject to certain market risks, including commodity price risk (i.e., aircraft fuel prices), interest rate risk, foreign currency risk and price changes related to certain investments in debt and equity securities. The adverse effects of potential changes in these market risks are discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ. See the notes to the consolidated financial statements for a description of our accounting policies and other information related to these financial instruments. We do not hold or issue derivative financial instruments for trading purposes.

Aircraft Fuel. Our results of operations are significantly impacted by changes in the price of aircraft fuel. During 2006 and 2005, mainline aircraft fuel and related taxes accounted for 29.4% and 26.7%, respectively, of our mainline operating expenses. Based on our expected fuel consumption in 2007, a hypothetical one dollar increase in the price of crude oil will increase our annual fuel expense by approximately $44 million, holding the refining margin constant and before considering the impact of our fuel hedging program. Historically, we have from time to time entered into crude oil or refined products swap contracts, call option contracts, collar contracts or jet fuel purchase commitments to provide some short-term hedge protection (generally three to six months) against sudden and significant increases in jet fuel prices.

As part of our hedging strategy, we take into account the volume and date of flight for the tickets sold comprising our current air traffic liability, the amount of jet fuel that has been delivered or we have under contract and the volume of fuel required by us to complete the itinerary for those tickets already sold. We then construct a hedge position that is designed to better hedge fuel prices with respect to tickets already sold, for which we can no longer adjust our pricing. Implicit in this strategy is our belief that, as to tickets not yet sold, the market will be efficient and that fare levels will adjust to keep pace with fuel costs.

As of December 31, 2006, we had hedged approximately 30% and 10% of our projected fuel requirements for the first and second quarters of 2007, respectively, using a combination of petroleum swap contracts with a weighted average swap price of $67.34 per barrel and heating oil option contracts forming zero cost dollars with a weighted average call price of $1.90 per gallon and a weighted average put price of $1.77 per gallon. At December 31, 2006, our fuel hedges outstanding were in a loss position. The fair value of our obligation related to these contracts was $18 million and is included in accrued other liabilities in our consolidated balance sheet. We estimate that a 10% increase in the price of crude oil and heating oil at December 31, 2006 would decrease our obligation related to the fuel hedges outstanding at that date by $21 million, resulting in an asset rather than a liability on our consolidated balance sheet.

We had no fuel hedges outstanding at December 31, 2005 or at any time during 2005.

Foreign Currency. We are exposed to the effect of exchange rate fluctuations on the U.S. dollar value of foreign currency denominated operating revenue and expenses. We attempt to mitigate the effect of certain potential foreign currency losses by entering into forward and option contracts that effectively enable us to sell Japanese yen, British pounds, Canadian dollars and euros expected to be received from the respective denominated cash inflows over the next 12 months at specified exchange rates.

At December 31, 2006, we had forward contracts outstanding to hedge approximately 48% of our projected British pound-denominated cash flows for 2007 and approximately 32% of our projected euro-denominated cash flows for 2007. At December 31, 2006, a uniform 10% strengthening in the value of the U.S. dollar relative to the British pound and euro would have increased the fair value of the existing option and forward contracts by $10 million and $2 million, respectively, offset by a corresponding loss on the underlying 2007 exposure of $21 million and $5 million, respectively, resulting in net losses of $11 million and $3 million, respectively.

At December 31, 2005, we had forward contracts outstanding to hedge approximately 56% of our projected Canadian dollar-denominated cash flows for 2006.

Interest Rates. Our results of operations are affected by fluctuations in interest rates (e.g., interest expense on variable-rate debt and interest income earned on short-term investments). We had approximately $1.8 billion and $1.7 billion of variable-rate debt as of December 31, 2006 and December 31, 2005, respectively. If average interest rates increased by 100 basis points during 2007 as compared to 2006, our projected 2007 interest expense would increase by approximately $17 million after taking into account scheduled maturities.

As of December 31, 2006 and 2005, we estimated the fair value of $2.5 billion and $3.0 billion (carrying value) of our fixed-rate debt to be $2.8 billion and $2.8 billion, respectively, based upon discounted future cash flows using our current incremental borrowing rates for similar types of instruments or market prices. If market interest rates increased 100 basis points at December 31, 2006, the fair value of our fixed-rate debt would increase by approximately $62 million. The fair value of the remaining fixed-rate debt at December 31, 2006 and 2005, with a carrying value of $924 million and $655 million, respectively, was not practicable to estimate due to the large number of remaining debt instruments with relatively small carrying amounts.

A change in market interest rates would also impact interest income earned on our cash, cash equivalents and short-term investments. Assuming our cash, cash equivalents and short-term investments remain at their December 31, 2006 levels, a 100 basis point increase or decrease in interest rates would result in corresponding increase or decrease in interest income of approximately $24 million during 2007.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting and financial statement preparation and presentation.

Under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 was conducted. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. Based on their assessment, management concluded that, as of December 31, 2006, the Company's internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. Ernst & Young's attestation report on management's assessment of the Company's internal control over financial reporting appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Continental Airlines, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Continental Airlines, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of operations, common stockholders' equity, and cash flows of the Company for each of the three years in the period ended December 31, 2006, and our report dated February 23, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Continental Airlines, Inc.

We have audited the accompanying consolidated balance sheets of Continental Airlines, Inc. (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 8 and 10 to the consolidated financial statements, the Company adopted, effective January 1, 2006, Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment," and, effective December 31, 2006, Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 and 106 and 132(R)", respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 23, 2007

CONTINENTAL AIRLINES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Operating Revenue:			
Passenger (excluding fees and taxes of $1,369, $1,176 and $1,046)	$12,003	$10,235	$ 9,042
Cargo	457	416	391
Other	668	557	466
	13,128	11,208	9,899
Operating Expenses:			
Aircraft fuel and related taxes	3,034	2,443	1,587
Wages, salaries and related costs	2,875	2,649	2,819
Regional capacity purchase, net	1,791	1,572	1,351
Aircraft rentals	990	928	891
Landing fees and other rentals	764	708	654
Distribution costs	650	588	552
Maintenance, materials and repairs	547	455	414
Depreciation and amortization	391	389	415
Passenger services	356	332	306
Special charges	27	67	121
Other	1,235	1,116	1,027
	12,660	11,247	10,137
Operating Income (Loss)	468	(39)	(238)
Nonoperating Income (Expense):			
Interest expense	(401)	(410)	(389)
Interest capitalized	18	12	14
Interest income	131	72	29
Income from other companies	61	90	118
Gain on sale of Copa Holdings, S.A. shares	92	106	-
Gain on disposition of ExpressJet Holdings, Inc. shares	-	98	-
Other, net	-	3	17
	(99)	(29)	(211)
Income (Loss) before Income Taxes and Cumulative Effect of Change in Accounting Principle	369	(68)	(449)
Income Taxes	-	-	40
Income (Loss) before Cumulative Effect of Change in Accounting Principle	369	(68)	(409)
Cumulative Effect of Change in Accounting Principle	(26)	-	-
Net Income (Loss)	$ 343	$ (68)	$(409)

(continued on next page)

CONTINENTAL AIRLINES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Earnings (Loss) per Share:			
Basic:			
Income (Loss) before Cumulative Effect of Change in Accounting Principle	$ 4.15	$(0.96)	$(6.19)
Cumulative Effect of Change in Accounting Principle	(0.29)	-	-
Net Income (Loss)	$ 3.86	$(0.96)	$(6.19)
Diluted:			
Income (Loss) before Cumulative Effect of Change in Accounting Principle	$ 3.53	$(0.97)	$(6.25)
Cumulative Effect of Change in Accounting Principle	(0.23)	-	-
Net Income (Loss)	$ 3.30	$(0.97)	$(6.25)
Shares Used for Computation:			
Basic	89.0	70.3	66.1
Diluted	111.4	70.3	66.1

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONTINENTAL AIRLINES, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except for share data)

ASSETS	December 31, 2006	December 31, 2005
Current Assets:		
Cash and cash equivalents	$ 2,123	$ 1,723
Restricted cash	265	241
Short-term investments	361	234
Total cash, cash equivalents and short-term investments	2,749	2,198
Accounts receivable, net of allowance for doubtful receivables of $7 and $15	582	533
Spare parts and supplies, net of allowance for obsolescence of $70 and $95	217	201
Deferred income taxes	165	154
Prepayments and other	416	341
Total current assets	4,129	3,427
Property and Equipment:		
Owned property and equipment:		
Flight equipment	6,973	6,706
Other	1,430	1,372
	8,403	8,078
Less: Accumulated depreciation	2,539	2,328
	5,864	5,750
Purchase deposits for flight equipment	183	101
Capital leases	303	344
Less: Accumulated amortization	87	109
	216	235
Total property and equipment, net	6,263	6,086
Routes	484	484
Airport operating rights, net of accumulated amortization of $348 and $335	120	133
Investment in other companies	81	112
Intangible pension asset	-	60
Other assets, net	231	227
Total Assets	$11,308	$10,529

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CONTINENTAL AIRLINES, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except for share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2006	December 31, 2005
Current Liabilities:		
Current maturities of long-term debt and capital leases	$ 574	$ 546
Accounts payable	1,076	846
Air traffic and frequent flyer liability	1,712	1,475
Accrued payroll	233	234
Accrued other liabilities	360	298
Total current liabilities	3,955	3,399
Long-Term Debt and Capital Leases	4,859	5,057
Deferred Income Taxes	165	154
Accrued Pension Liability	1,149	1,078
Other	833	615
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock - $.01 par, 10,000,000 shares authorized; one share of Series B issued and outstanding, stated at par value	-	-
Class B common stock - $.01 par, 400,000,000 and 200,000,000 shares authorized; 91,816,121 and 111,690,943 shares issued	1	1
Additional paid-in capital	1,370	1,635
Retained earnings (accumulated deficit)	(11)	406
Accumulated other comprehensive loss	(1,013)	(675)
Treasury stock - 0 and 25,489,413 shares, at cost	-	(1,141)
Total stockholders' equity	347	226
Total Liabilities and Stockholders' Equity	$11,308	$10,529

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONTINENTAL AIRLINES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2006	2005	2004
Cash Flows from Operating Activities:			
Net income (loss)	$ 343	$ (68)	$ (409)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	-	-	(40)
Depreciation and amortization	391	389	415
Special charges	27	67	121
Gains on dispositions of investments	(92)	(204)	-
Undistributed equity in the income of other companies	(36)	(62)	(66)
Cumulative effect of change in accounting principle	26	-	-
Stock-based compensation	34	-	-
Other, net	26	(18)	(73)
Changes in operating assets and liabilities:			
Increase in accounts receivable	(70)	(56)	(76)
Increase in spare parts and supplies	(26)	(7)	(37)
Increase in prepayments and other assets	(56)	(59)	(135)
Increase (decrease) in accounts payable	230	80	(74)
Increase in air traffic and frequent flyer liability	237	318	200
Increase in accrued pension liability and other	24	77	547
Net cash provided by operating activities	1,058	457	373
Cash Flows from Investing Activities:			
Capital expenditures	(300)	(185)	(162)
Purchase deposits (paid) refunded in connection with aircraft deliveries, net	(81)	(3)	111
(Purchase) sale of short-term investments, net	(127)	46	34
Proceeds from sale of Copa Holdings, S.A. shares, net.	156	172	-
Proceeds from sale of Internet-related investments	-	-	98
Proceeds from dispositions of property and equipment	10	53	16
Increase in restricted cash	(24)	(30)	(41)
Other	-	(2)	(3)
Net cash (used in) provided by investing activities	(366)	51	53
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt	574	436	67
Payments on long-term debt and capital lease obligations	(948)	(662)	(447)
Proceeds from issuance of common stock	82	227	5
Other	-	36	11
Net cash (used in) provided by financing activities	(292)	37	(364)
Net Increase in Cash and Cash Equivalents	400	545	62
Cash and Cash Equivalents - Beginning of Period	1,723	1,178	1,116
Cash and Cash Equivalents - End of Period	$2,123	$1,723	$1,178
Supplemental Cash Flows Information:			
Interest paid	$ 382	$ 385	$ 372
Income taxes paid (refunded)	$ (1)	$ 2	$ (4)
Investing and Financing Activities Not Affecting Cash:			
Property and equipment acquired through the issuance of debt	$ 192	$ -	$ 226
Contribution of ExpressJet Holdings stock to pension plan	$ -	$ 130	$ -

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONTINENTAL AIRLINES, INC.
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
(In millions)

	Class B Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, At Cost	Total
	Shares	Amount					
December 31, 2003	66.1	$ 1	$1,401	$ 883	$(417)	$(1,141)	$ 727
Net Loss	-	-	-	(409)	-	-	(409)
Other Comprehensive Loss:							
Increase in additional minimum pension liability	-	-	-	-	(176)	-	(176)
Unrealized gain on derivative instruments	-	-	-	-	6	-	6
Total Comprehensive Loss							(579)
Issuance of common stock pursuant to stock plans	0.4	-	5	-	-	-	5
Other	-	-	2	-	-	-	2
December 31, 2004	66.5	1	1,408	474	(587)	(1,141)	155
Net Loss	-	-	-	(68)	-	-	(68)
Other Comprehensive Loss:							
Increase in additional minimum pension liability	-	-	-	-	(96)	-	(96)
Unrealized gain on derivative instruments	-	-	-	-	8	-	8
Total Comprehensive Loss							(156)
Issuance of common stock pursuant to stock offering	18.0	-	203	-	-	-	203
Issuance of common stock pursuant to stock plans	1.7	-	24	-	-	-	24
December 31, 2005	86.2	1	1,635	406	(675)	(1,141)	226
Net Income	-	-	-	343	-	-	343
Other Comprehensive Income:							
Decrease in additional minimum pension liability	-	-	-	-	68	-	68
Unrealized loss on derivative instruments	-	-	-	-	(21)	-	(21)
Total Comprehensive Income							390
Issuance of common stock pursuant to stock plans	5.6	-	82	-	-	-	82
Stock-based compensation	-	-	34	-	-	-	34
Retirement of treasury stock	-	-	(381)	(760)	-	1,141	-
Impact of adoption of SFAS 158	-	-	-	-	(385)	-	(385)
December 31, 2006	91.8	$ 1	$1,370	$ (11)	$(1,013)	$ -	$ 347

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONTINENTAL AIRLINES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continental Airlines, Inc., a Delaware corporation, is a major United States air carrier engaged in the business of transporting passengers, cargo and mail. Including our wholly-owned subsidiary, Continental Micronesia, Inc. ("CMI"), and regional flights operated on our behalf under capacity purchase agreements with other carriers, we are the world's fifth largest airline as measured by the number of scheduled miles flown by revenue passengers in 2006. Our most significant regional capacity purchase agreements are with ExpressJet Airlines, Inc. ("ExpressJet"), a wholly-owned subsidiary of ExpressJet Holdings, Inc. ("Holdings"), and, beginning in January 2007, Chautauqua Airlines, Inc., ("Chautauqua"), a wholly-owned subsidiary of Republic Airways Holdings, Inc. Our regional operations using regional jet aircraft are conducted under the name "Continental Express" and those using turboprop aircraft are conducted under the name "Continental Connection."

As used in these Notes to Consolidated Financial Statements, the terms "Continental," "we," "us," "our" and similar terms refer to Continental Airlines, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation. Our consolidated financial statements include the accounts of Continental and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Investments in Other Companies. Investments in unconsolidated other companies that are not variable interest entities (see Note 13) are accounted for by the equity method when we have the ability to exercise significant influence over the operations of the companies.

(c) Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents. We classify short-term, highly liquid investments which are readily convertible into cash and have a maturity of three months or less when purchased as cash and cash equivalents. Restricted cash includes restricted short-term investments and is primarily collateral for estimated future workers' compensation claims, credit card processing contracts, letters of credit and performance bonds.

(e) Short-Term Investments. We invest in commercial paper, asset-backed securities and U.S. government agency securities with original maturities in excess of three months but less than one year. These investments are classified as short-term investments in the accompanying consolidated balance sheets. Short-term investments are stated at cost, which approximates market value.

(f) Spare Parts and Supplies. Inventories, expendable parts and supplies related to flight equipment are carried at average acquisition cost and are expensed when consumed in operations. An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft, as well as to reduce the carrying cost of spare parts currently identified as excess to the lower of amortized cost or net realizable value. We recorded additions to this allowance for expense of $7 million in each of the years ended December 31, 2006 and 2005 and $11 million in the year ended December 31, 2004. The allowance was reduced by $32 million, $5 million and $16 million in the years ended December 31, 2006, 2005 and 2004, respectively, primarily associated with the sale of surplus parts. Spare parts and supplies are assumed to have an estimated residual value of 10% of original cost. These allowances are based on management estimates, which are subject to change.

(g) Property and Equipment. Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Jet aircraft and rotable spare parts are assumed to have estimated residual values of 15% and 10%, respectively, of original cost; other categories of property and equipment are assumed to have no residual value. The estimated useful lives of our property and equipment are as follows:

	Estimated Useful Life
Jet aircraft and simulators	25 to 30 years
Rotable spare parts	Average lease term or useful life for related aircraft
Buildings and improvements	10 to 30 years
Food service equipment	6 to 10 years
Maintenance and engineering equipment	8 years
Surface transportation and ground equipment	6 years
Communication and meteorological equipment	5 years
Computer software	3 to 10 years
Capital lease - flight and ground equipment	Shorter of lease term or useful life
Leasehold improvements	Shorter of lease term or useful life

Amortization of assets recorded under capital leases is included in depreciation expense in our consolidated statement of operations.

The carrying amount of computer software was $76 million and $70 million at December 31, 2006 and 2005, respectively. Depreciation expense related to computer software was $28 million for each of the years ended December 31, 2006, 2005 and 2004, respectively.

(h) Routes and Airport Operating Rights. Routes represent the right to fly between cities in different countries. Routes are indefinite-lived intangible assets and are not amortized. We perform a test for impairment of our routes in the fourth quarter of each year.

Airport operating rights represent gate space and slots (the right to schedule an arrival or departure within designated hours at a particular airport). Airport operating rights are amortized over the shorter of the stated term of the related lease or 20 years. Amortization expense related to airport operating rights was $13 million, $19 million and $22 million for the years ended December 31, 2006, 2005 and 2004, respectively. We expect annual amortization expense related to airport operating rights to be approximately $13 million in each of the next five years.

(i) Measurement of Impairment of Long-Lived Assets. We record impairment losses on long-lived assets, consisting principally of property and equipment and airport operating rights, when events or changes in circumstances indicate, in management's judgement, that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than carrying value. In determining the fair market value of the assets, we consider market trends, recent transactions involving sales of similar assets and, if necessary, estimates of future discounted cash flows.

(j) Revenue/Air Traffic Liability. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused, rather than when a ticket is sold. Nonrefundable tickets expire on the date of intended flight, unless the date is extended by notification from the customer in advance of the intended flight.

We are required to charge certain taxes and fees on our passenger tickets. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges and foreign arrival and departure taxes. These taxes and fees are legal assessments on the customer. As we have a legal obligation to act as a collection agent with respect to these taxes and fees, we do not include such amounts in passenger revenue. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable government agency or operating carrier.

Under our capacity purchase agreement with Holdings and ExpressJet (the "ExpressJet CPA"), we purchase all of ExpressJet's capacity related to aircraft covered by the contract and are responsible for selling all of the related seat inventory. We record the related passenger revenue and related expenses, with payments under the capacity purchase agreement reflected as a separate operating expense in our consolidated statement of operations.

The amount of passenger ticket sales and sales of frequent flyer mileage credits not yet recognized as revenue is included in our consolidated balance sheets as air traffic and frequent flyer liability. We perform periodic evaluations of the estimated liability for passenger ticket sales and any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed. These adjustments relate primarily to differences between our statistical estimation of certain revenue transactions and the related sales price, as well as refunds, exchanges, interline transactions and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price.

Revenue from the shipment of cargo and mail is recognized when transportation is provided. Other revenue includes revenue from the sale of frequent flyer miles (see (k) below), ticket change fees, charter services and other incidental services.

(k) Frequent Flyer Program. For those OnePass accounts that have sufficient mileage credits to claim the lowest level of free travel, we record a liability for either the estimated incremental cost of providing travel awards that are expected to be redeemed on us or the contractual rate of expected redemption on alliance carriers. Incremental cost includes the cost of fuel, meals, insurance and miscellaneous supplies, but does not include any costs for aircraft ownership, maintenance, labor or overhead allocation. A change to these cost estimates, the actual redemption activity, the amount of redemptions on alliance carriers or the minimum award level could have a significant impact on our liability in the period of change as well as future years. The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the OnePass program, and is included in the accompanying consolidated balance sheets as air traffic and frequent flyer liability. Changes in the liability are recognized as passenger revenue in the period of change.

We also sell mileage credits in our frequent flyer program to participating entities, such as credit/debit card companies, alliance carriers, hotels, car rental agencies, utilities and various shopping and gift merchants. Revenue from the sale of mileage credits is deferred and recognized as passenger revenue over the period when transportation is expected to be provided, based on estimates of its fair value. Amounts received in excess of the expected transportation's fair value are recognized in income currently and classified as other revenue. A change to the time period over which the mileage credits are used (currently six to 28 months), the actual redemption activity or our estimate of the amount or fair value of expected transportation could have a significant impact on our revenue in the year of change as well as future years.

At December 31, 2006, we estimated that approximately 2.4 million free travel awards outstanding were expected to be redeemed for free travel on Continental, Continental Express, Continental Connection, CMI or alliance airlines. Our total liability for future OnePass award redemptions for free travel and unrecognized revenue from sales of OnePass miles to other companies was approximately $270 million at December 31, 2006. This liability is recognized as a component of air traffic and frequent flyer liability in our consolidated balance sheets.

(l) Maintenance and Repair Costs. Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expense as incurred. Maintenance and repair costs also include engine overhaul costs covered by power-by-the-hour agreements, which are expensed on the basis of hours flown.

(m) Advertising Costs. We expense the costs of advertising as incurred. Advertising expense was $95 million, $91 million and $84 million for the years ended December 31, 2006, 2005 and 2004, respectively.

(n) Regional Capacity Purchase, Net. Payments made to ExpressJet under the ExpressJet CPA are reported in regional capacity purchase, net, in our consolidated statement of operations. Regional capacity purchase, net, includes all of ExpressJet's fuel expense on flights flown for us plus a margin on ExpressJet's fuel expense up to a cap provided in the ExpressJet CPA and a related fuel purchase agreement (which margin applies only to the first 71.2 cents per gallon, including fuel taxes) and is net of our sublease income on aircraft leased to ExpressJet and flown for us.

NOTE 2 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

FIN 48. In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings (accumulated deficit) in the first quarter of 2007. We are currently evaluating the requirements of FIN 48; however, we do not believe that it will have a material effect on our consolidated financial position or results of operations.

NOTE 3 - EARNINGS PER SHARE

The following table sets forth the components of basic and diluted earnings (loss) per share (in millions):

	2006	2005	2004
Numerator:			
Numerator for basic earnings (loss) per share - net income (loss)	$343	$ (68)	$(409)
Effect of dilutive securities - interest expense on:			
5% Convertible Notes	7	-	-
4.5% Convertible Notes	7	-	-
6% Convertible Junior Subordinated Debentures Held by Subsidiary Trust	11	-	-
Reduction in our proportionate equity in Holdings resulting from the assumed conversion of Holdings' convertible securities	(1)	(1)	(4)
Numerator for diluted earnings (loss) per share - net income (loss) after assumed conversions and effect of dilutive securities of equity investee	$367	$ (69)	$(413)
Denominator:			
Denominator for basic earnings (loss) per share - weighted average shares	89.0	70.3	66.1
Effect of dilutive securities:			
5% Convertible Notes	8.8	-	-
4.5% Convertible Notes	5.0	-	-
6% Convertible Junior Subordinated Debentures Held by Subsidiary Trust	4.1	-	-
Employee stock options	4.5	-	-
Dilutive potential common shares	22.4	-	-
Denominator for diluted earnings (loss) per share - adjusted weighted-average and assumed conversion	111.4	70.3	66.1

The adjustments to net income to determine the numerator for diluted earnings per share for the year ended December 31, 2006 are net of the related effect of profit sharing.

Approximately 17.9 million potential common shares related to convertible debt securities were excluded from the computation of diluted earnings per share in the years ended December 31, 2005 and 2004 because they were antidilutive. In addition, approximately 0.9 million, 12.1 million and 6.2 million weighted average options to purchase shares of our common stock were excluded from the computation of diluted earnings per share for the years ended December 31, 2006, 2005 and 2004, respectively, because the options' exercise price was greater than the average market price of the common shares or the effect of including the options would have been antidilutive.

NOTE 4 - LONG-TERM DEBT

Long-term debt at December 31 consists of the following (in millions):

	2006	2005
Secured		
Notes payable, interest rates of 5.0% to 8.5%, (weighted average rate of 7.11% as of December 31, 2006) payable through 2019	$2,422	$2,832
Floating rate notes, with indicated interest rates:		
LIBOR (5.36% on December 31, 2006) plus 0.35% to 1.95%; Eurodollar (4.52% on December 31, 2005) plus 1.375% in 2005, payable through 2018	1,042	925
LIBOR plus 3.375%, (LIBOR plus 5.375% in 2005) payable in 2011	350	350
LIBOR plus 2.5% to 4.5%, payable through 2016	193	208
LIBOR plus 3.125% to 3.25%, payable through 2013	166	-
LIBOR plus 4.53%, payable through 2007	-	104
LIBOR plus 7.5%, payable through 2007	-	97
Other	83	79
Unsecured		
Convertible junior subordinated debentures, interest rate of 6.0%, payable in 2030	248	248
Convertible notes, interest rate of 4.5%, payable in 2007	200	200
Note payable, interest rate of 8.75%, payable in 2011	200	-
Convertible notes, interest rate of 5.0%, callable beginning in 2010	175	175
Note payable, interest rate of 8.125%, payable in 2008	112	112
	5,191	5,330
Less: current maturities	558	524
Total	$4,633	$4,806

Maturities of long-term debt due over the next five years are as follows (in millions):

Year ending December 31,	
2007	$558
2008	652
2009	481
2010	623
2011	997

Substantially all of our property and equipment, spare parts inventory, certain routes, and the outstanding common stock and substantially all of the other assets of our wholly-owned subsidiaries Air Micronesia, Inc. ("AMI") and CMI are subject to agreements securing our indebtedness. We do not have any debt obligations that would be accelerated as a result of a credit rating downgrade.

At December 31, 2006, we also have letters of credit and performance bonds relating to various real estate and customs obligations in the amount of $50 million with expiration dates through September 2008.

Secured Term Loan Facility. We and CMI have loans under a $350 million secured term loan facility. The loans are secured by certain of our U.S.-Asia routes and related assets, all of the outstanding common stock of our wholly-owned subsidiaries AMI and CMI and substantially all of the other assets of AMI and CMI, including route authorities and related assets. The loans bear interest at a rate equal to the London Interbank Offered Rate ("LIBOR") plus 3.375% and are due in June 2011. The facility requires us to maintain a minimum balance of unrestricted cash and short-term investments of $1.0 billion at the end of each month. The loans may become due and payable immediately if we fail to maintain the monthly minimum cash balance and upon the occurrence of other customary events of default under the loan documents. If we fail to maintain a minimum balance of unrestricted cash and short-term investments of $1.125 billion, we and CMI will be required to make a mandatory aggregate $50 million prepayment of the loans.

In addition, the facility provides that if the ratio of the outstanding loan balance to the value of the collateral securing the loans, as determined by the most recently delivered periodic appraisal, is greater than 52.5%, we and CMI will be required to post additional collateral or prepay the loans to reestablish a loan-to-collateral value ratio of not greater than 52.5%. We are currently in compliance with the covenants in the facility.

Notes Secured by Spare Parts Inventory. We have two series of notes secured by the majority of our spare parts inventory. The senior equipment notes, which total $190 million in principal amount, bear interest at the three-month LIBOR plus 0.35%. The junior equipment notes, which total $130 million in principal amount, bear interest at the three-month LIBOR plus 3.125%. A portion of the spare parts inventory that serves as collateral for the equipment notes is classified as property and equipment and the remainder is classified as spare parts and supplies, net.

In connection with these equipment notes, we entered into a collateral maintenance agreement requiring us, among other things, to maintain a loan-to-collateral value ratio of not greater than 45% with respect to the senior series of equipment notes and a loan-to-collateral value ratio of not greater than 75% with respect to both series of notes combined. We must also maintain a certain level of rotable components within the spare parts collateral pool. These ratios are calculated semi-annually based on an independent appraisal of the spare parts collateral pool. If any of the collateral ratio requirements are not met, we must take action to meet all ratio requirements by adding additional eligible spare parts to the collateral pool, redeeming a portion of the outstanding notes, providing other collateral acceptable to the bond insurance policy provider for the senior series of equipment notes or any combination of the above actions. We are currently in compliance with these covenants.

Convertible Debt Securities. On July 1, 2006, our 5% Convertible Notes due 2023 with a principal amount of $175 million became convertible into shares of our common stock at a conversion price of $20 per share following the satisfaction of one of the conditions to convertibility. This condition, which was satisfied on June 30, 2006, provided that the notes would become convertible once the closing price of our common stock exceeded $24 per share (120% of the $20 per share conversion price) for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of a fiscal quarter. If a holder of the notes exercises the conversion right, in lieu of delivering shares of our common stock, we may elect to pay cash or a combination of cash and shares of our common stock for the notes surrendered. All or a portion of the notes are also redeemable for cash at our option on or after June 18, 2010 at par plus accrued and unpaid interest, if any. Holders of the notes may require us to repurchase all or a portion of their notes at par plus any accrued and unpaid interest on June 15 of 2010, 2013 or 2018. We may at our option choose to pay the repurchase price on those dates in cash, shares of our common stock or any combination thereof. Holders of the notes may also require us to repurchase all or a portion of their notes for cash at par plus any accrued and unpaid interest if certain changes in control of Continental occur.

In November 2000, Continental Airlines Finance Trust II, a Delaware statutory business trust (the "Trust") of which we own all the common trust securities, completed a private placement of five million 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities or "TIDES." The TIDES have a liquidation value of $50 per preferred security and are convertible at any time at the option of the holder into shares of common stock at a conversion rate of $60 per share of common stock (equivalent to approximately 0.8333 share of common stock for each preferred security). Distributions on the preferred securities are payable by the Trust at an annual rate of 6% of the liquidation value of $50 per preferred security.

The sole assets of the Trust are 6% Convertible Junior Subordinated Debentures ("Convertible Subordinated Debentures") with an aggregate principal amount of $248 million as of December 31, 2006 issued by us and which mature on November 15, 2030. The Convertible Subordinated Debentures are redeemable by us, in whole or in part, on or after November 20, 2003 at designated redemption prices. If we redeem the Convertible Subordinated Debentures, the Trust must redeem the TIDES on a pro rata basis having an aggregate liquidation value equal to the aggregate principal amount of the Convertible Subordinated Debentures redeemed. Otherwise, the TIDES will be redeemed upon maturity of the Convertible Subordinated Debentures, unless previously converted.

Taking into consideration our obligations under (i) the Preferred Securities Guarantee relating to the TIDES, (ii) the Indenture relating to the Convertible Subordinated Debentures to pay all debt and obligations and all costs and expenses of the Trust (other than U.S. withholding taxes) and (iii) the Indenture, the Declaration relating to the TIDES and the Convertible Subordinated Debentures, we have fully and unconditionally guaranteed payment of (i) the distributions on the TIDES, (ii) the amount payable upon redemption of the TIDES and (iii) the liquidation amount of the TIDES.

In January 2007, $170 million in principal amount of our 4.5% convertible notes due on February 1, 2007 was converted by the holders into 4.3 million shares of our Class B common stock at a conversion price of $40 per share. The remaining $30 million in principal amount was paid on February 1, 2007.

Credit Card Marketing Agreement. We have an agreement with Chase Bank USA, N.A. ("Chase") to jointly market credit cards. In April 2005, Chase purchased $75 million of mileage credits under the program, which will be redeemed for mileage purchases in 2007 and 2008 and recognized consistent with other mileage sales in 2007 and 2008. In consideration for the advance purchase of mileage credits, we have provided a security interest to Chase in certain transatlantic routes. The $75 million purchase of mileage credits has been treated as a loan from Chase and will be reduced ratably in 2007 and 2008 as the mileage credits are redeemed. The agreement expires at the end of 2009.

NOTE 5 - LEASES

We lease certain aircraft and other assets under long-term lease arrangements. Other leased assets include real property, airport and terminal facilities, maintenance facilities, training centers and general offices. Most aircraft leases include both renewal options and purchase options. Because renewals of our existing leases were not considered to be reasonably assured at the inception of the each lease, rental payments that would be due during the renewal periods were not included in the determination of straight-line rent expense. Leasehold improvements are amortized over the shorter of the contractual lease term, which does not include renewal periods, or their useful life. The purchase options are generally effective at the end of the lease term at the then-current fair market value. Our leases do not include residual value guarantees.

At December 31, 2006, the scheduled future minimum lease payments under capital leases and the scheduled future minimum lease rental payments required under operating leases are as follows (in millions):

	Capital Leases	Operating Leases	
		Aircraft	Non-aircraft
Year ending December 31,			
2007	$ 31	$ 1,031	$ 417
2008	46	1,041	372
2009	16	979	366
2010	16	964	340
2011	16	914	335
Later years	428	5,554	4,623
Total minimum lease payments	553	$10,483	$6,453
Less: amount representing interest	311		
Present value of capital leases	242		
Less: current maturities of capital leases	16		
Long-term capital leases	$226		

At December 31, 2006, we had 480 aircraft under operating leases and two aircraft under capital leases, including aircraft subleased to ExpressJet. These operating leases have remaining lease terms ranging up to 18 years. Projected sublease income to be received from ExpressJet through 2022, not included in the above table, is approximately $4.1 billion. The operating lease amounts for aircraft presented above include a portion of our minimum noncancelable payments under capacity purchase agreements with our other regional carriers which represents the deemed lease commitments on the related aircraft. See Note 15 for a discussion of our regional capacity purchase agreements. Rent expense for non-aircraft operating leases totaled $501 million, $466 million and $426 million for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 6 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As part of our risk management program, we use a variety of derivative financial instruments to help manage our risks associated with changes in fuel prices and foreign currency exchange rates. We do not hold or issue derivative financial instruments for trading purposes.

Notional Amounts of Derivatives. The notional amounts of derivative financial instruments summarized below do not represent amounts exchanged between parties and, therefore, are not a measure of our exposure resulting from our use of derivatives. The amounts exchanged are calculated based upon the notional amounts as well as other terms of the instruments, which relate to interest rates, exchange rates or other indices.

Fuel Price Risk Management. Historically, we have from time to time entered into crude oil or refined products swap contracts, call option contracts, collar contracts or jet fuel purchase commitments to provide some short-term hedge protection (generally three to six months) against sudden and significant increases in jet fuel prices.

As part of our hedging strategy, we take into account the volume and date of flight for the tickets sold comprising our current air traffic liability, the amount of jet fuel that has been delivered or we have under contract and the volume of fuel required by us to complete the itinerary for those tickets already sold. We then construct a hedge position that is designed to better hedge fuel prices with respect to tickets already sold, for which we can no longer adjust our pricing. Implicit in this strategy is our belief that, as to tickets not yet sold, the market will be efficient and that fare levels will adjust to keep pace with fuel costs.

As of December 31, 2006, we had hedged approximately 30% and 10% of our projected fuel requirements for the first and second quarters of 2007, respectively, using a combination of petroleum swap contracts with a weighted average swap price of $67.34 per barrel and heating oil option contracts forming zero cost dollars with a weighted average call price of $1.90 per gallon and a weighted average put price of $1.77 per gallon. At December 31, 2006, our fuel hedges outstanding were in a loss position. The fair value of our obligation related to these contracts was $18 million and is included in accrued other liabilities in our consolidated balance sheet. We had no fuel hedges outstanding at December 31, 2005, or at any time during 2005, although we did have fuel hedges in place prior to December 31, 2004.

We account for the swap contracts and options as cash flow hedges. They are recorded at fair value in prepayments and other current assets or accrued other current liabilities in the accompanying consolidated balance sheet with the offset to accumulated other comprehensive income (loss), net of applicable income taxes and hedge ineffectiveness, and recognized as a component of fuel expense when the underlying fuel being hedged is used. The ineffective portion of the swap agreements is determined based on the correlation between West Texas Intermediate Crude Oil prices and jet fuel prices. The ineffective portion of the options is determined based on the correlation between heating oil prices and jet fuel prices. Hedge ineffectiveness included in other nonoperating income (expense) in the accompanying consolidated statement of operations was not material in 2006 or 2004. Our gain (loss) related to fuel hedging instruments included in aircraft fuel and related taxes in our statement of operations, net of premium expense, was $(40) million in 2006 and $61 million in 2004. An additional $(8) million and $13 million was recognized in regional capacity purchase, net in 2006 and 2004, respectively, representing the fuel hedge gain (loss) allocated to our regional operations.

Foreign Currency Exchange Risk Management. We use a combination of foreign currency average rate options and forward contracts to hedge against the currency risk associated with our forecasted Japanese yen, British pound, Canadian dollar and euro-denominated cash flows. The average rate options and forward contracts have only nominal intrinsic value at the date contracted.

We account for these instruments as cash flow hedges. They are recorded at fair value in other assets or other liabilities in the accompanying consolidated balance sheets with the offset to accumulated other comprehensive income (loss), net of applicable income taxes and hedge ineffectiveness, and recognized as passenger revenue when the underlying service is provided. We measure hedge effectiveness of average rate options and forward contracts based on the forward price of the underlying currency. Hedge ineffectiveness, if any, is included in other nonoperating income (expense) in the accompanying consolidated statement of operations. We had no ineffectiveness related to foreign currency hedges for the years ended December 31, 2006, 2005 and 2004. Our net gain (loss) on our foreign currency average rate option and forward contracts was $3 million, $5 million and $(10) million for the years ended December 31, 2006, 2005 and 2004, respectively. These gains (losses) are included in passenger revenue in the accompanying consolidated statement of operations.

At December 31, 2006, we had forward contracts outstanding to hedge approximately 48% of our projected British pound-denominated cash flows for 2007 and approximately 32% of our projected euro-denominated cash flows for 2007. The fair value of these hedges was not material at December 31, 2006. At December 31, 2005, we had forward contracts outstanding to hedge approximately 56% of our projected Canadian dollar-denominated cash flows for 2006. The fair value of these hedges was not material at December 31, 2005.

Other Financial Instruments. Judgment is required in interpreting market data and the use of different market assumptions or estimation methodologies may affect the estimated fair value amounts.

(a) Cash Equivalents and Restricted Cash. Cash equivalents and restricted cash are carried at cost and consist primarily of commercial paper with original maturities of three months or less and approximate fair value due to their short-term maturity.

(b) Short-term Investments. Short-term investments consist primarily of commercial paper, asset-backed securities and U.S. government agency securities with original maturities in excess of three months but less than one year and approximate fair value due to their short-term maturity.

(c) Investment in Other Companies. Shares of Copa Holdings, S.A. ("Copa"), the parent company of Copa Airlines of Panama and Aero Republica of Colombia, and Holdings are publicly traded. At December 31, 2006, based on market prices, our investment in Copa shares, with a carrying value of $47 million, had a fair value of $204 million and our investment in Holdings shares, with a carrying value of $27 million, had a fair value of $38 million. See Note 13 for further discussion of investments in other companies.

(d) Debt. The fair value of our debt with a carrying value of $4.3 billion at December 31, 2006 and $4.7 billion at December 31, 2005 was approximately $4.6 billion and $4.5 billion, respectively. These estimates were based on the discounted amount of future cash flows using our current incremental rate of borrowing for similar liabilities or market prices. The fair value of the remaining debt at December 31, 2006 and 2005, with a carrying value of $924 million and $655 million, respectively, was not practicable to estimate due to the large number of remaining debt instruments with relatively small carrying amounts.

(e) Investment in Company Owned Life Insurance (COLI) Products. In connection with certain of our supplemental retirement plans, we have company owned life insurance policies on certain of our employees. As of December 31, 2006 and 2005, the carrying value of the underlying investments was $42 million and $39 million, respectively, which approximated fair value.

(f) Accounts Receivable and Accounts Payable. The fair values of accounts receivable and accounts payable approximated carrying value due to their short-term maturity.

Credit Exposure of Financial Instruments. We are exposed to credit losses in the event of non-performance by issuers of financial instruments. To manage credit risks, we select issuers based on credit ratings, limit our exposure to a single issuer under our defined guidelines and monitor the market position with each counterparty.

NOTE 7 - PREFERRED AND COMMON STOCK

Preferred Stock. We have ten million shares of authorized preferred stock. The only preferred stock outstanding is one share of Series B preferred stock, which is held by Northwest Airlines, Inc. ("Northwest"). The Series B preferred stock ranks junior to all classes of capital stock other than our common stock upon liquidation, dissolution or winding up of the company. No dividends are payable on the Series B preferred stock.

The holder of the Series B preferred stock has the right to block certain actions we may seek to take, including:

- Certain business combinations and similar changes of control transactions involving us and a third party major air carrier;
- Certain amendments to our rights plan (or redemption of those rights);
- Any dividend or distribution of all or substantially all of our assets; and
- Certain reorganizations and restructuring transactions involving us.

The Series B preferred stock is redeemable by us at a nominal price under the following circumstances:

- Northwest Airlines, Inc. or certain of its affiliates transfers or encumbers the Series B preferred stock;
- Northwest Airlines Corporation or certain of its affiliates experiences, or enters into a definitive agreement that will result in, a "change of control" as defined by the certificate of designations establishing the Series B preferred stock;
- Our alliance with Northwest Airlines Corporation terminates or expires (other than as a result of a breach by us); or
- Northwest Airlines Corporation or certain of its affiliates materially breaches its standstill obligations to us or triggers our rights agreement.

Common Stock. We currently have one class of common stock issued and outstanding, Class B common stock. Each share of common stock is entitled to one vote per share. On October 24, 2005, we completed a public offering of 18 million shares of common stock, raising $203 million in cash. At December 31, 2006, approximately 32 million shares were reserved for future issuance related to the conversion of convertible debt securities and the issuance of stock under our stock incentive plans.

As discussed in Note 4, $170 million in principal amount of our 4.5% convertible notes was converted by the holders into 4.3 million shares of our Class B common stock in January 2007 at a conversion price of $40 per share.

Treasury Stock. In December 2006, we retired 25.5 million common shares held as treasury stock, which represented all treasury stock held at that date. Upon retirement of the shares, we decreased additional paid-in capital by $381 million and retained earnings by $760 million. The retirement had no effect on total stockholders' equity.

Stockholder Rights Plan. We have a Rights Plan that was adopted effective November 20, 1998 and expires on November 20, 2008, unless extended or unless the rights are earlier redeemed or exchanged by us.

The rights become exercisable upon the earlier of (1) the tenth day following a public announcement or public disclosure of facts indicating that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% (25% in the case of an institutional investor) or more of the total number of votes entitled to be cast generally by holders of our common stock then outstanding, voting together as a single class (such person or group being an "Acquiring Person"), or (2) the tenth business day (or such later date as may be determined by action of our Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person. Certain entities related to us are exempt from the definition of "Acquiring Person;" however, Northwest Airlines is not an exempt entity.

Subject to certain adjustments, if any person becomes an Acquiring Person, each holder of a right, other than rights beneficially owned by the Acquiring Person and its affiliates and associates (which rights will thereafter be void), will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock having a market value of two times the exercise price ($200, subject to adjustment) of the right.

If at any time after a person becomes an Acquiring Person, (1) we merge into any other person, (2) any person merges into us and all of our outstanding common stock does not remain outstanding after such merger, or (3) we sell 50% or more of our consolidated assets or earning power, each holder of a right (other than the Acquiring Person and its affiliates and associates) will have the right to receive, upon the exercise thereof, that number of shares of common stock of the acquiring corporation (including us as successor thereto or as the surviving corporation) which at the time of such transaction will have a market value of two times the exercise price of the right.

At any time after any person becomes an Acquiring Person, and prior to the acquisition by any person or group of a majority of our voting power, our Board of Directors may exchange the rights (other than rights owned by such Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of common stock per right (subject to adjustment).

At any time prior to any person becoming an Acquiring Person, our Board of Directors may redeem the rights at a price of $.001 per right, subject to the approval of Northwest if the Series B preferred stock is outstanding. This approval right does not apply to any redemption of the rights by our Board of Directors in connection with certain specified transactions involving one or more parties that are not major carriers (or affiliates of major carriers). The Rights Plan may be amended by our Board of Directors without the consent of the holders of the rights, except that from and after the time that any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the rights (other than the Acquiring Person and its affiliates and associates). Until a right is exercised, its holder, as such, will have no rights as one of our stockholders, including the right to vote or to receive dividends.

Restrictions on Dividends and Share Repurchases. Our agreement with the union representing our pilots provides that we will not declare a cash dividend or repurchase our outstanding common stock for cash until we have contributed at least $500 million to the pilot defined benefit pension plan, measured from March 30, 2005. Through February 23, 2007, we have made $294 million of contributions to such plan.

NOTE 8 - STOCK PLANS AND AWARDS

We have a number of equity incentive plans that permit the issuance of shares of our common stock or settlement in cash based in part upon changes in the market price of our common stock. One of the equity incentive plans provides for awards in the form of stock options, restricted stock, performance awards and incentive awards. Each of the other plans permits awards of either stock options or restricted stock. In general, our plans permit awards to be made to the non-employee directors of the company or the employees of the company or its subsidiaries. Stock issued under the plans may be originally issued shares, treasury shares or a combination thereof. Approximately 3.3 million shares remained for award under the plans as of December 31, 2006. Under one of our equity incentive plans, we have adopted incentive programs for our officers that can provide for cash payments based on the market price of our common stock.

Adoption of SFAS 123R. We adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS 123R") effective January 1, 2006. This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award or at fair value of the award at each reporting date, depending on the type of award granted. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. For those awards issued subsequent to the adoption of SFAS 123R that allow for acceleration of vesting upon retirement, total compensation cost is recognized over the period ending on the first eligible retirement date.

Prior to the adoption of SFAS 123R, this accounting treatment was optional with pro forma disclosures required. Through December 31, 2005, we accounted for our stock-based compensation plans using the intrinsic value method. Under this method, no expense related to our stock option plans was reflected in our results of operations as all options granted under our plans have an exercise price equal to the fair market value of the underlying common stock on the date of grant.

SFAS 123R is effective for all stock options we grant beginning January 1, 2006. Stock options granted prior to January 1, 2006, but for which the vesting period is not complete, have been accounted for using the modified prospective transition method provided by SFAS 123R. Under this method, we account for such options on a prospective basis, with expense being recognized in our statement of operations beginning January 1, 2006, using the grant-date fair values previously calculated for our pro forma disclosures. We recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting periods. Our options typically vest in equal annual installments over the required service period. Expense related to each portion of an option grant is recognized over the specific vesting period for those options.

The adoption of SFAS 123R also changes the accounting for the restricted stock units ("RSUs") awarded under our Long-Term Incentive and RSU Program, including RSUs with performance targets based on the achievement of specified stock price targets ("Stock Price Based RSU Awards"), as discussed below. Additionally, it changes the accounting for our employee stock purchase plan, which does not have a material impact on our statement of operations.

Stock Options. Stock options are awarded with exercise prices equal to the fair market value of the stock on the date of grant. Employee stock options typically vest over a three to four year period and generally have five to eight year terms. Outside director stock options vest in full on the date of grant and have ten year terms. Under the terms of our management incentive plans, a change in control would result in options outstanding under those plans becoming exercisable in full. Options granted under our other plans do not automatically vest upon a change in control.

The fair value of options is determined at the grant date using a Black-Scholes-Merton option-pricing model, which requires us to make several assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The dividend yield on our common stock is assumed to be zero since we historically have not paid dividends and have no current plans to do so in the future. The market price volatility of our common stock is based on the historical volatility of our common stock over a time period equal to the expected term of the option and ending on the grant date. The expected life of the options is based on our historical experience for various work groups. We recognize expense only for those option awards expected to vest, using an estimated forfeiture rate based on our historical experience. The forfeiture rate may be revised in future periods if actual forfeitures differ from our assumptions.

The table below summarizes stock option transactions pursuant to our plans (share data in thousands):

	2006		2005		2004	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	12,710	$13.57	6,175	$17.10	6,469	$17.86
Granted	1,853	$24.11	8,648	$11.91	729	$11.99
Exercised	(5,118)	$14.33	(1,178)	$15.52	(181)	$14.62
Cancelled	(454)	$17.15	(935)	$19.12	(842)	$19.10
Outstanding at end of year	8,991	$15.12	12,710	$13.57	6,175	$17.10
Options exercisable at end of year	1,764	$15.95	3,896	$17.17	4,837	$17.91

As of December 31, 2006, stock options outstanding at the end of the period had a weighted average contractual life of 4.7 years and an aggregate intrinsic value of $236 million. Options exercisable at the end of the year had a weighted average contractual life of 3.9 years and an aggregate intrinsic value of $45 million.

The weighted-average fair value of options granted during the year ended December 31 was determined based on the following weighted-average assumptions:

	2006	2005	2004
Risk-free interest rate	4.7%	3.4%	3.3%
Dividend yield	0%	0%	0%
Expected market price volatility of our common stock	63%	74%	78%
Expected life of options (years)	3.4	3.7	3.5
Fair value of options granted	$11.52	$6.47	$6.59

The total intrinsic value of options exercised during the year ended December 31, 2006 was $81 million and was immaterial during the years ended December 31, 2005 and 2004.

The following tables summarize the range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2006 (share data in thousands):

Options Outstanding

Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$3.65-$11.87	389	2.5	$11.41
$11.89	6,136	4.9	$11.89
$11.96-$20.31	1,495	4.1	$18.76
$21.24-$56.81	971	4.5	$31.45
$3.65-$56.81	8,991	4.7	$15.12

Options Exercisable

Range of Exercise Prices	Exercisable	Weighted Average Exercise Price
$3.65-$11.87	127	$10.97
$11.89	1,056	$11.89
$11.96-$20.31	352	$15.60
$21.24-$56.81	229	$37.94
$3.65-$56.81	1,764	$15.95

Employee Stock Purchase Plan. All of our employees (including CMI employees) are eligible to participate in the 2004 Employee Stock Purchase Plan. At the end of each fiscal quarter, participants may purchase shares of our common stock at a discount of 15% off the fair market value of the stock on either the first day or the last day of the quarter (whichever is lower), subject to a minimum purchase price of $10 per share. This discount is reduced to zero as the fair market value approaches $10 per share. If the fair market value is below the $10 per share minimum price on the last day of a quarter, then the participants will not be permitted to purchase common stock for such quarterly purchase period and we will refund to those participants the amount of their unused payroll deductions. In the aggregate, 3.0 million shares may be purchased under the plan; 1.7 million shares remain available for purchase at December 31, 2006. These shares may be originally issued shares, treasury shares or a combination thereof. During 2006, 2005 and 2004, approximately 0.5 million, 0.6 million and 0.2 million shares, respectively, of common stock were issued to participants at a weighted-average purchase price of $17.77, $10.06 and $10.00 per share, respectively.

Stock Price Based RSU Awards. Stock Price Based RSU Awards made pursuant to our Long-Term Incentive and RSU Program can result in cash payments to our officers if there are specified increases in our stock price over multi-year performance periods. Prior to our adoption of SFAS 123R on January 1, 2006, we had recognized no liability or expense related to our Stock Price Based RSU Awards because the targets set forth in the program had not been met. However, SFAS 123R requires these awards to be measured at fair value at each reporting date with the related expense being recognized over the required service periods, regardless of whether the specified stock price targets have been met. The fair value is determined using a pricing model until the specified stock price target has been met, and is determined based on the current stock price thereafter. On January 1, 2006, we recognized a cumulative effect of change in accounting principle to record our liability related to the Stock Price Based RSU Awards at that date, which reduced earnings by $26 million ($0.29 per basic share and $0.23 per diluted share).

On February 1, 2006, in light of the sacrifices made by their co-workers in connection with pay and benefit cost reduction initiatives, our officers voluntarily surrendered their Stock Price Based RSU Awards for the performance period ending March 31, 2006, which had vested during the first quarter of 2006 and would have otherwise paid out $23 million at the end of March 2006. Of the $26 million total cumulative effect of change in accounting principle recorded on January 1, 2006, $14 million related to the surrendered awards. Accordingly, upon the surrender of these awards, we reported the reversal of the $14 million as a reduction of special charges in our statement of operations during the first quarter of 2006. The remaining $12 million of the cumulative effect of change in accounting principle was related to the Stock Price Based RSU Awards with a performance period ending December 31, 2007, discussed below, which were not surrendered.

During the first quarter of 2006, our stock price achieved the performance target price per share for 1.2 million Stock Price Based RSU Awards with a performance period ending December 31, 2007. Accordingly, we now measure these awards based on the current stock price (which was $41.25 per share at December 31, 2006) and will recognize the related expense ratably through December 31, 2007, after adjustment for changes in the then-current market price of our common stock. These awards constitute all remaining outstanding Stock Price Based RSU Awards.

Profit Based RSU Awards. During 2006, we issued 1.7 million profit-based RSU awards ("Profit Based RSU Awards") pursuant to our Long-Term Incentive and RSU Program, which can result in cash payments to our officers upon the achievement of specified profit-based performance targets. The performance targets require that we reach target levels of cumulative employee profit sharing that are the basis for calculating distributions to participants under our enhanced employee profit sharing program during the period from April 1, 2006 through December 31, 2009, and that we have net income calculated in accordance with U.S. generally accepted accounting principles for the applicable fiscal year. To serve as a retention feature, payments related to the achievement of a performance target will generally be made in one-third annual increments to participants who remain continuously employed by us through each payment date. The earliest possible payment date is March 31, 2008. Payments also are conditioned on our having a minimum unrestricted cash, cash equivalents and short-term investments balance of $1.125 billion at the end of the fiscal year preceding the date any payment is made. If we do not achieve such cash hurdle applicable to a payment date, the payment will be deferred until the next payment date (March 31 of the next year), subject to a limit on the number of years payments may be carried forward. Payment amounts will be calculated based on the average price of our common stock during the 20-day trading period preceding the payment date and the payment percentage set by the Human Resources Committee of our Board of Directors for achieving the applicable profit-based performance target. Depending on the level of cumulative employee profit sharing achieved, the payment percentage can range from 0% to 337.5% of the underlying Profit Based RSU Award.

We account for the Profit Based RSU Awards as liability awards. Once it is probable that a performance target will be met, we measure the awards at fair value based on the current stock price. The related expense is recognized ratably over the required service period, which ends on each payment date, after adjustment for changes in the then-current market price of our common stock.

Impact of Adoption of SFAS 123R. The impact of adopting SFAS 123R on January 1, 2006 for the year ended December 31, 2006, including the effects of the vesting and surrender of Stock Price Based RSU Awards subsequent to January 1, 2006, was as follows (in millions, except per share data):

	Income (Expense)
Wages, salaries and related costs	$ (60)
Special charges	14
Income before income taxes and cumulative effect of change in accounting principle	(46)
Cumulative effect of change in accounting principle	(26)
Decrease in net income	$ (72)
Decrease in earnings per share:	
Basic	$(0.80)
Diluted	$(0.64)

Total stock-based compensation expense included in wages, salaries and related costs for the year ended December 31, 2006 was $83 million. As of December 31, 2006, $113 million of compensation cost attributable to future service related to unvested employee stock options, Stock Price Based RSU Awards and the Profit Based RSU Awards that are probable of being achieved had not yet been recognized. This amount will be recognized in expense over a weighted-average period of 1.9 years.

The following table illustrates the pro forma effect on net income (loss) and earnings (loss) per share for the years ended December 31, 2005 and 2004 had we applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-based Compensation" (in millions, except per share data):

	2005	2004
Net loss, as reported	$ (68)	$ (409)
Deduct total stock-based employee compensation expense determined under SFAS 123, net of tax	(29)	(6)
Net loss, pro forma	$ (97)	$ (415)
Basic loss per share:		
As reported	$(0.96)	$(6.19)
Pro forma	$(1.38)	$(6.28)
Diluted loss per share:		
As reported	$(0.97)	$(6.25)
Pro forma	$(1.39)	$(6.33)

NOTE 9 - ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss (which are all net of applicable income taxes) are as follows (in millions):

	Defined Benefit Pension and Retiree Medical Benefits Plans				
	Minimum Pension Liability	Unrecognized Prior Service Cost	Unrecognized Actuarial Gains (Losses)	Unrealized Gain (Loss) on Derivative Instruments	Total
Balance at December 31, 2003	$(408)	$ -	$ -	$ (9)	$ (417)
Current year net change in accumulated other comprehensive loss	(176)	-	-	6	(170)
Balance at December 31, 2004	(584)	-	-	(3)	(587)
Current year net change in accumulated other comprehensive loss	(96)	-	-	8	(88)
Balance at December 31, 2005	(680)	-	-	5	(675)
Current year net change in accumulated other comprehensive loss	68	-	-	(21)	47
Impact of adoption of SFAS 158	612	(237)	(760)	-	(385)
Balance at December 31, 2006	$ -	$(237)	$(760)	$ (16)	$(1,013)

We adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 and 106 and 132(R)" ("SFAS 158"), on December 31, 2006. See Note 10 for a discussion of this standard. Under SFAS 158, unrecognized prior service cost and actuarial (gains) losses related to our defined benefit pension and retiree medical benefits plans are recorded in accumulated other comprehensive loss. The prior service cost and actuarial (gains) losses recorded in accumulated other comprehensive loss were $262 million and $971 million, respectively, before applicable income taxes at December 31, 2006. The minimum pension liability recorded in accumulated other comprehensive loss was $914 million before applicable income taxes at December 31, 2005.

NOTE 10 - EMPLOYEE BENEFIT PLANS

Our employee benefits plans include defined benefit pension plans, defined contribution (including 401(k) savings) plans, a consolidated welfare benefit plan and a retiree medical benefits plan. Substantially all of our domestic employees are covered by one or more of these plans.

Defined Benefit Pension and Retiree Medical Benefits Plans. Under the collective bargaining agreement with our pilots ratified on March 30, 2005, which we refer to as the "pilot agreement," future defined benefit accruals for pilots ceased and retirement benefits accruing in the future are provided through two pilot-only defined contribution plans. As required by the pilot agreement, defined benefit pension assets and obligations related to pilots in our primary defined benefit pension plan (covering substantially all U.S. employees other than Chelsea Food Services ("Chelsea") and CMI employees) were spun out into a separate pilot-only defined benefit pension plan, which we refer to as the "pilot defined benefit pension plan." On May 31, 2005, future benefit accruals for pilots ceased and the pilot defined benefit pension plan was "frozen." As of that freeze date, all existing accrued benefits for pilots (including the right to receive a lump sum payment upon retirement) were preserved in the pilot defined benefit pension plan. Accruals for non-pilot employees under our primary defined benefit pension plan continue. The benefits under our defined benefit pension plans are based on a combination of years of benefit accrual service and an employee's final average compensation.

Effective April 1, 2005, we modified certain retiree medical programs available to eligible retirees. The retiree medical programs are self-insured arrangements that permit retirees who meet certain age and service requirements to continue medical coverage between retirement and Medicare eligibility. Eligible employees are required to pay a portion of the costs of their retiree medical benefits, which in some cases may be offset by accumulated unused sick time at the time of their retirement. Plan benefits are subject to co-payments, deductibles and other limits as described in the plans. Beginning with the revision and extension of retiree medical benefits effective April 1, 2005, we account for the retiree medical benefits plan under SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," which requires recognition of the expected cost of benefits over the employee's service period.

On December 31, 2006, we adopted SFAS 158, which requires us to recognize the funded status of our defined benefit pension and retiree medical plans on our balance sheet and to measure plan assets and our benefit obligations as of the date of our balance sheet. SFAS 158's provisions regarding the measurement date are not applicable as we already use a measurement date of December 31 for our defined benefit pension and retiree medical plans.

SFAS 158 does not change the amount of net periodic benefit expense recognized in our results of operations. The impact of adopting this standard on our balance sheet at December 31, 2006 was to increase (decrease) certain accounts as follows (in millions):

	Defined Benefit Pension	Retiree Medical Benefits
Intangible pension asset	$ (50)	$ -
Accrued other liabilities	$ 3	$ 13
Accrued pension liability	$ 177	$ -
Other long-term liabilities	$ -	$ 142
Accumulated other comprehensive loss	$ 230	$ 155

Our pension and retiree medical benefits obligations are measured as of December 31 of each year. The following table sets forth the defined benefit pension and retiree medical benefits plans' changes in projected benefit obligation at December 31 (in millions):

	Defined Benefit Pension		Retiree Medical Benefits	
	2006	2005	2006	2005
Accumulated benefit obligation	$2,510	$2,494		
Benefit obligation at beginning of year	$2,630	$2,863	$250	$246
Service cost	59	86	12	8
Interest cost	146	151	14	11
Plan amendments	-	7	-	-
Actuarial (gains) losses	163	105	(49)	(7)
Participant contributions	-	-	1	1
Benefits paid	(90)	(171)	(12)	(9)
Settlements	(211)	(139)	-	-
Plan curtailment	-	(272)	-	-
Benefit obligation at end of year	$2,697	$2,630	$216	$250

The retiree medical benefits plan and certain supplemental defined benefit pension plans are unfunded. The following table sets forth the defined benefit pension plans' change in the fair value of plan assets at December 31 (in millions):

	2006	2005
Fair value of plan assets at beginning of year	$1,421	$1,281
Actual gain on plan assets	180	69
Employer contributions, including benefits paid under unfunded plans	249	381
Benefits paid	(90)	(171)
Settlements	(215)	(139)
Fair value of plan assets at end of year	$1,545	$1,421

After the adoption of SFAS 158 at December 31, 2006 (which was not applied retroactively to December 31, 2005 balances), defined benefit pension and retiree medical benefits cost recognized in the accompanying consolidated balance sheets at December 31 are as follows (in millions):

	Defined Benefit Pension		Retiree Medical Benefits	
	2006	2005	2006	2005
Intangible asset	$ -	$ 60	$ -	$ -
Accrued other liabilities	(3)	-	(13)	-
Accrued pension liability	(1,149)	(1,078)	-	-
Other long-term liabilities	-	-	(203)	(26)
Accumulated other comprehensive loss	-	914	-	-
Net underfunded amount recognized on balance sheet	(1,152)	(104)	(216)	(26)
Unrecognized net actuarial gain (loss)	-	(1,051)	-	7
Unrecognized prior service cost	-	(54)	-	(231)
Funded status of the plans - net underfunded	$(1,152)	$(1,209)	$(216)	$(250)

The amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit expense at December 31, 2006 are as follows (in millions):

	Defined Benefit Pension	Retiree Medical Benefits
Prior service cost, net of tax of $25 and $0	$ 26	$211
Actuarial (gains) losses, net of tax of $211 and $0	$816	$(56)

Unrecognized prior service cost is expensed using a straight-line amortization of the cost over the average future service of employees expected to receive benefits under the plans. The following table sets forth the amounts of unrecognized prior service cost and net actuarial loss recorded in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit expense during 2007 (in millions):

	Defined Benefit Pension	Retiree Medical Benefits
Prior service cost	$10	$20
Actuarial (gain) loss	$71	$(2)

The following actuarial assumptions were used to determine our benefit obligations at December 31:

	Defined Benefit Pension		Retiree Medical Benefits	
	2006	2005	2006	2005
Weighted average assumed discount rate	5.92%	5.68%	5.76%	5.57%
Weighted average rate of compensation increase	2.30%	2.25%	-	-
Health care cost trend rate (1)	-	-	8.00%	9.00%

(1) The health care cost trend is assumed to decline gradually to 5% by 2010.

Net periodic defined benefit pension and retiree medical benefits expense for the year ended December 31 included the following components (in millions):

	Defined Benefit Pension			Retiree Medical Benefits	
	2006	2005	2004	2006	2005
Service cost	$ 59	$ 86	$151	$12	$ 8
Interest cost	146	151	152	14	11
Expected return on plan assets	(122)	(124)	(116)	-	-
Amortization of unrecognized net actuarial loss	68	73	87	-	-
Amortization of prior service cost	9	11	19	20	15
Net periodic benefit expense	160	197	293	46	34
Settlement charges (included in special charges)	59	40	-	-	-
Curtailment loss (included in special charges)	-	43	-	-	-
Net benefit expense	$ 219	$ 280	$293	$46	$34

During 2006 and 2005, we recorded non-cash settlement charges totaling $59 million and $40 million, respectively, related to lump sum distributions from our benefit pension plans to pilots who retired. SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"), requires the use of settlement accounting if, for a given year, the cost of all settlements exceeds, or is expected to exceed, the sum of the service cost and interest cost components of net periodic pension expense for a plan. Under settlement accounting, unrecognized plan gains or losses must be recognized immediately in proportion to the percentage reduction of the plan's projected benefit obligation. We anticipate that we will have additional non-cash settlement charges in the future in conjunction with lump-sum distributions to retiring pilots.

In March 2005, we recorded a $43 million non-cash curtailment charge in accordance with SFAS 88 in connection with freezing the portion of our defined benefit pension plan related to our pilots. SFAS 88 requires curtailment accounting if an event eliminates, for a significant number of employees, the accrual of defined benefits for some or all of their future services. In the event of a curtailment, a loss must be recognized for the unrecognized prior service cost associated with years of expected future service that will no longer be recognized for benefit accrual purposes. Additionally, the projected benefit obligation was reduced by $272 million to reflect the fact that related future pay increases assumed in the opening projected benefit obligation will no longer be considered in calculating the projected benefit obligations.

The following actuarial assumptions were used to determine our net periodic benefit expense for the year ended December 31:

	Defined Benefit Pension			Retiree Medical Benefits	
	2006	2005	2004	2006	2005
Weighted average assumed discount rate	5.78%	5.71%	6.25%	5.57%	5.75%
Expected long-term rate of return on plan assets	8.50%	9.00%	9.00%	-	-
Weighted average rate of compensation increase	2.25%	2.48%	2.87%	-	-
Health care cost trend rate (1)	-	-	-	9.00%	9.00%

(1) The health care cost trend is assumed to decline gradually to 5% by 2010.

A one percentage point change in the assumed health care cost trend rate would have the following effect (in millions):

	One Percent Increase	One Percent Decrease
Impact on 2006 retiree medical benefits expense	$ 2	$ (2)
Impact on postretirement benefit obligation as of December 31, 2006	$20	$(18)

The defined benefit pension plans' assets consist primarily of equity and fixed-income securities. As of December 31, 2005, the plans held 4.3 million shares of Holdings common stock, which had a fair value of $34 million. As of December 31, 2006, the plans held no shares of Holdings common stock. As of December 31, the asset allocations by category are as follows:

	2006	2005
U.S. equities	50%	49%
International equities	22	21
Fixed income	22	22
Other	6	8
Total	100%	100%

We develop our expected long-term rate of return assumption based on historical experience and by evaluating input from the trustee managing the plans' assets. Our expected long-term rate of return on plan assets is based on a target allocation of assets, which is based on our goal of earning the highest rate of return while maintaining risk at acceptable levels. The plans strive to have assets sufficiently diversified so that adverse or unexpected results from one security class will not have an unduly detrimental impact on the entire portfolio. We regularly review our actual asset allocation and the pension plans' investments are periodically rebalanced to our targeted allocation when considered appropriate. Plan assets are allocated within the following guidelines:

	Percent of Total	Expected Long-Term Rate of Return
U.S. equities	35-55%	9%
International equities	15-25	9
Fixed income	15-25	6
Other	0-15	12

Funding requirements for defined benefit pension plans are determined by government regulations. During 2006, we contributed $246 million to our defined benefit pension plans, which exceeds the minimum funding requirements in 2006 after giving effect to the Pension Protection Act of 2006. We have contributed an additional $106 million to our defined benefit pension plans during the period from January 1, 2007 through February 23, 2007. We estimate that contributions to our defined benefit pension plans will total approximately $300 million during 2007, which exceeds our estimated minimum funding requirements during that calendar year of approximately $183 million, after giving effect to the Pension Protection Act of 2006.

In 2005, we contributed $224 million in cash and 12.1 million of shares of Holdings common stock valued at $130 million to our defined benefit plans. Due to high fuel prices, the weak revenue environment and our desire to maintain adequate liquidity, we elected to use deficit contribution relief under the Pension Funding Equity Act of 2004. The election allowed us to make smaller contributions to our defined benefit plans in 2005 and 2006 than would have been otherwise required.

We project that our defined benefit pension and retiree medical plans will make the following benefit payments, which reflect expected future service, during the year ended December 31 (in millions):

	Defined Benefit Pension	Retiree Medical Benefits
2007	$ 183	$13
2008	201	14
2009	158	14
2010	195	15
2011	204	17
2012 through 2016	1,071	99

Defined Contribution Plans for Pilots. As required by the pilot agreement, two pilot-only defined contribution plans were established effective September 1, 2005. One of these plans is a money purchase pension plan -- a type of defined contribution plan subject to the minimum funding rules of the Internal Revenue Code. Contributions under this plan are generally expressed as a percentage of applicable pilot compensation, subject to limits under the Internal Revenue Code. The initial contribution to this plan was based on applicable compensation for a period beginning July 1, 2005. The other pilot-only defined contribution plan is a 401(k) plan that was established by transferring the pilot accounts from our pre-existing primary 401(k) plan (covering substantially all of our U.S. employees other than CMI employees) to a separate pilot-only 401(k) plan. Pilots may make elective pre-tax and/or post-tax contributions to the pilot-only 401(k) plan. In addition, the pilot agreement calls for employer contributions to the pilot-only 401(k) plan based on pre-tax profits during a portion of the term of the pilot agreement. To the extent the Internal Revenue Code limits preclude employer contributions called for by the pilot agreement, the disallowed amount will be paid directly to the pilots as current wages under a corresponding nonqualified arrangement. Our expense related to the defined contribution plans for pilots was $49 million and $20 million in the years ended December 31, 2006 and 2005, respectively.

Other 401(k) Plans. We have two other defined contribution 401(k) employee savings plans in addition to the pilot-only 401(k) plan, one 401(k) plan covering substantially all domestic employees except for pilots (beginning in 2005) and one 401(k) plan covering substantially all of the employees of CMI. During the second quarter of 2005, company matching contributions were terminated for substantially all employees in these plans other than flight attendants, mechanics and CMI employees subject to collective bargaining agreements. Company matching contributions for flight attendants were subsequently terminated in the first quarter of 2006. Company matching contributions are made in cash. For the years ended December 31, 2006, 2005 and 2004, total expense for these defined contribution plans was $4 million, $22 million and $30 million, respectively.

Profit Sharing Program. Our profit sharing program, which will be in place through December 31, 2009, creates an award pool for employees of 30% of the first $250 million of annual pre-tax income, 25% of the next $250 million and 20% of amounts over $500 million. For purposes of the program, pre-tax net income excludes unusual or non-recurring items and is calculated prior to any costs associated with incentive compensation for executives with performance targets determined by the Human Resources Committee of our Board of Directors. Payment of profit sharing to participating employees occurs in the fiscal year following the year in which profit sharing is earned and the related expense is recorded. Substantially all of our employees participate in this program except for officers and management directors.

Profit sharing expense is recorded each quarter based on the actual cumulative profits earned to date. Therefore, reductions in cumulative profits from quarter to quarter could result in the reversal of a portion or all of the previously recorded profit sharing expense. We recognized $115 million of profit sharing expense and related payroll taxes in 2006. This amount is included in wages, salaries and related costs in our consolidated statements of operations.

NOTE 11 - INCOME TAXES

Income tax benefit (expense) for the year ended December 31 consists of the following (in millions):

	2006	2005	2004
Federal:			
Current	$ (1)	$ -	$ -
Deferred	(132)	(5)	147
State:			
Current	2	-	-
Deferred	(10)	(3)	13
Foreign:			
Current	(1)	-	-
Deferred	-	(1)	-
Valuation allowance	142	9	(120)
Total income tax benefit (expense)	$ -	$ -	$ 40

The reconciliations of income tax computed at the United States federal statutory tax rates to income tax benefit (expense) for the years ended December 31 are as follows (in millions):

	Amount			Percentage		
	2006	2005	2004	2006	2005	2004
Income tax benefit (expense) at United States statutory rates	$(129)	$ 24	$157	35.0%	35.0%	35.0%
State income tax benefit (expense), net of federal benefit	(4)	2	8	1.1	3.4	1.8
Non-deductible loss on contribution of Holdings stock to defined benefit pension plan	-	(27)	-	-	(39.6)	-
Meals and entertainment disallowance	(6)	(7)	(6)	1.6	(11.0)	(1.3)
Valuation allowance	142	9	(120)	(38.4)	13.8	(26.6)
Other	(3)	(1)	1	0.7	(1.6)	-
Income tax benefit (expense)	$ -	$ -	$ 40	0.0%	0.0%	8.9%

For financial reporting purposes, income tax benefits recorded on losses result in deferred tax assets. Beginning in the first quarter of 2004, we concluded that we were required to provide a valuation allowance for deferred tax assets due to our continued losses and our determination that it was more likely than not that such deferred tax assets would ultimately not be realized. As a result, our losses subsequent to that point were not reduced by any tax benefit. Consequently, we also did not record any provision for income taxes on our pre-tax income in 2006 because we utilized a portion of the net operating loss carryforwards ("NOLs") for which we had not previously recognized a benefit. However, given our cumulative losses in recent years and other factors, including the risks and uncertainties inherent in our business, we concluded that we were still required to provide a valuation allowance for deferred tax assets at December 31, 2006.

In 2005, we contributed shares of Holdings common stock, valued at $130 million, to our primary defined benefit pension plan. For tax purposes, our deductions were limited to the market value of the shares contributed. Since our tax basis in the shares was higher than the market value at the time of the contributions, the nondeductible portion increased our tax expense by $27 million.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the related amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets as of December 31 are as follows (in millions):

	2006	2005
Fixed assets, intangibles and spare parts	$1,627	$ 1,571
Other, net	170	198
Gross deferred tax liabilities	1,797	1,769
Net operating loss carryforwards	(1,543)	(1,544)
Pension liability	(452)	(343)
Accrued liabilities	(297)	(318)
Basis in subsidiary stock	(21)	(59)
Gross deferred tax assets	(2,313)	(2,264)
Valuation allowance	516	495
Net deferred tax liability	-	-
Less: current deferred tax asset	(165)	(154)
Non-current deferred tax liability	$ 165	$ 154

At December 31, 2006, we had estimated NOLs of $4.1 billion for federal income tax purposes that will expire beginning in 2007 through 2025.

Section 382 of the Internal Revenue Code ("Section 382") imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three year period. In the event of an ownership change, utilization of our NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate (which is 4.22% for December 2006). Any unused annual limitation may be carried over to later years. The amount of the limitation may, under certain circumstances, be increased by built-in gains held by us at the time of the change that are recognized in the five year period after the change. If we were to have an ownership change under current conditions, our annual NOL utilization could be limited to approximately $161 million per year, before consideration of any built-in gains.

Activity in our deferred tax valuation allowance for the year ended December 31 is as follows (in millions):

	2006	2005	2004
Balance at beginning of year	$ 495	$ 404	$ 219
Valuation allowance (utilized) provided for taxes related to:			
Income (loss) before cumulative effect of change in accounting principle	(142)	(9)	120
Cumulative effect of change in accounting principle	10	-	-
Items recorded directly to accumulated other comprehensive income	(18)	35	65
Tax benefit of stock-based compensation recorded directly to stockholders' equity	30	1	-
Adoption of SFAS 158	142	-	-
Increase in net deferred tax assets upon settlement of IRS examinations	-	59	-
Other	(1)	5	-
Balance at end of year	$ 516	$ 495	$ 404

To the extent deferred tax assets are ultimately realized, $197 million of the deferred tax valuation allowance will be allocated to reduce routes and airport operating rights or credited directly to additional paid-in capital.

During 2005, we entered into a final settlement agreement with the IRS resolving all matters raised by the Internal Revenue Service ("IRS") during its examination of our federal income tax returns through the year ended December 31, 1999. As a result of the settlement with the IRS and the associated deferred tax account reconciliation, deferred tax liabilities and long-term assets (primarily routes and airport operating rights, which values were established upon our emergence from bankruptcy in April 1993) were reduced by $215 million in 2005 to reflect the ultimate resolution of tax uncertainties existing at the point we emerged from bankruptcy. The composition of the individual elements of deferred taxes recorded on the balance sheet was also adjusted; however, the net effect of these changes was entirely offset by an increase of $59 million in the deferred tax valuation allowance due to our prior determination that it is more likely than not that our net deferred tax assets will ultimately not be realized. During 2006, we resolved all matters raised by the IRS during its examination of our federal income tax returns for the years ended December 31, 2000 and 2001. The settlement of these matters did not have a material impact on our results of operations, financial condition or liquidity.

NOTE 12 - SPECIAL CHARGES

Special charges for the year ended December 31 are as follows (in millions):

	2006	2005	2004
Pension settlement charges (see Note 10)	$ 59	$ 40	$ -
Pension curtailment loss (see Note 10)	-	43	-
Surrender of Stock Price Based RSU Awards (see Note 8)	(14)	-	-
Out-of-service aircraft accrual increases (reductions)	(18)	(16)	87
Termination of United Micronesia Development Association Service Agreement	-	-	34
Total special charges	$ 27	$ 67	$121

In 2004, we recorded special charges of $87 million primarily associated with future obligations for rent and return conditions related to 16 leased MD-80 aircraft that were permanently grounded during the period. Our last two active MD-80 aircraft were permanently grounded in January 2005. In 2005 and 2006, we reduced our accruals for future lease payments and return conditions related to permanently grounded aircraft following negotiated settlements with the aircraft lessors in an improved aircraft market.

In 2004, we also recorded a non-cash charge of $34 million related to the termination of a 1993 service agreement with United Micronesia Development Association.

NOTE 13 - INVESTMENT IN OTHER COMPANIES

At December 31, 2006, investment in other companies includes our investments in Copa and Holdings. Until November 2004, we also had an investment in Orbitz, an internet travel company.

Copa. At December 31, 2006, we held 4.4 million shares of Copa Class A common stock with a carrying value of $47 million and a market value of $204 million. This investment represents a 10% interest in Copa. The carrying amount of our investment exceeds the amount of underlying equity in Copa's net assets by $8 million. This difference is treated as goodwill and is not amortized.

In December 2005, we sold 9.1 million shares of Class A common stock in the initial public offering ("IPO") of Copa. The sale decreased our percentage ownership in Copa from 49% to 27%, resulting in a $17 million decrease in the associated goodwill balance. We received $172 million cash from the IPO and recognized a gain of $106 million.

On July 5, 2006, we sold 7.5 million shares of the Class A common stock of Copa for $156 million in cash. We recognized a gain of $92 million on this sale. The sale decreased our percentage ownership in Copa from 27% to 10%, resulting in a $14 million decrease in the associated goodwill balance. We continue to account for our interest in Copa using the equity method of accounting because of our continued ability to significantly influence Copa's operations through our alliance agreements with Copa and our representation on Copa's Board of Directors.

We record our equity in Copa's earnings on a one-quarter lag. Copa's results of operations on a stand-alone basis for the latest fiscal year ends available as of the date of this report were as follows (in millions):

	Year Ended December 31,	
	2005	2004
Revenue	$609	$400
Operating income	109	82
Net income	83	69

Copa's balance sheet information at December 31, 2005, the latest fiscal year end available as of the date of this report, was as follows (in millions):

Current assets	$185
Total assets	917
Current liabilities	254
Stockholders' equity	246

Holdings. At December 31, 2006, we held 4.7 million shares of Holdings, with a carrying value of $27 million and a market value of $38 million. This investment represents an 8.6% interest in Holdings.

During 2005, we contributed 12.1 million shares of Holdings common stock to our defined benefit pension plan. We recognized gains of $98 related to these transactions. Prior to these transactions, we held a 30.9% interest in Holdings. Although we relinquished our right to appoint a director to Holdings' Board of Directors in 2005, we continued to account for our interest in Holdings using the equity method of accounting because of our continued ability to significantly influence Holdings' operations through the ExpressJet CPA. See Note 15 for a discussion of the ExpressJet CPA.

In January 2007, we sold substantially all of our remaining shares of Holdings common stock to third parties for cash proceeds of $35 million. We will recognize a gain of $7 million in the first quarter of 2007 as a result of these sales.

Holdings' stand-alone financial statements and the calculation of our equity in Holdings' earnings in our consolidated financial statements are based on Holdings' results of operations under the ExpressJet CPA, which differ from the amounts presented for our regional segment in Note 17. Holdings' results of operations on a stand-alone basis were as follows (in millions):

	Year Ended December 31,		
	2006	2005	2004
Revenue	$1,680	$1,563	$1,508
Operating income	141	157	205
Net income	93	98	123

Holdings balance sheet information at December 31 was as follows (in millions):

	2006	2005
Current assets	$349	$280
Total assets	637	560
Current liabilities	135	150
Stockholders' equity	304	209

Orbitz. In November 2004, we sold our remaining investment in Orbitz, a comprehensive travel planning website, for proceeds of $98 million. Prior to this transaction, we accounted for our investment in Orbitz in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We designated the investment as a "trading security," based on our intention to dispose of the securities and, accordingly, changes in the fair value were reported in our statement of operations. The fair value adjustment on the Orbitz shares included in other nonoperating income in the accompanying consolidated statement of operations was $15 million in 2004.

NOTE 14 - VARIABLE INTEREST ENTITIES

Certain types of entities in which a company absorbs a majority of another entity's expected losses, receives a majority of the other entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity are required to be consolidated. These entities are called "variable interest entities." The principal characteristics of variable interest entities are (1) an insufficient amount of equity to absorb the entity's expected losses, (2) equity owners as a group are not able to make decisions about the entity's activities, or (3) equity that does not absorb the entity's losses or receive the entity's residual returns. "Variable interests" are contractual, ownership or other monetary interests in an entity that change with fluctuations in the entity's net asset value. As a result, variable interest entities can arise from items such as lease agreements, loan arrangements, guarantees or service contracts.

If an entity is determined to be a "variable interest entity," the entity must be consolidated by the "primary beneficiary." The primary beneficiary is the holder of the variable interests that absorbs a majority of the variable interest entity's expected losses or receives a majority of the entity's residual returns in the event no holder has a majority of the expected losses. There is no primary beneficiary in cases where no single holder absorbs the majority of the expected losses or receives a majority of the residual returns. The determination of the primary beneficiary is based on projected cash flows at the inception of the variable interests.

We have variable interests in the following types of variable interest entities:

Aircraft Leases. We are the lessee in a series of operating leases covering the majority of our leased aircraft. The lessors are trusts established specifically to purchase, finance and lease aircraft to us. These leasing entities meet the criteria for variable interest entities. We are generally not the primary beneficiary of the leasing entities if the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, fixed-price purchase option or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. This is the case for many of our operating leases; however, leases of approximately 75 mainline jet aircraft contain a fixed-price purchase option that allows us to purchase the aircraft at predetermined prices on specified dates during the lease term. Additionally, leases of substantially all of our 256 leased regional jet aircraft contain an option to purchase the aircraft at the end of the lease term at prices that, depending on market conditions, could be below fair value. We have not consolidated the related trusts because, even taking into consideration these purchase options, we are still not the primary beneficiary based on our cash flow analyses. Our maximum exposure under these leases is the remaining lease payments, which are reflected in future lease commitments in Note 5.

Airport Leases. We are the lessee of real property under long-term operating leases at a number of airports where we are also the guarantor of approximately $1.7 billion of underlying debt and interest thereon. These leases are typically with municipalities or other governmental entities, which are excluded from the consolidation requirements concerning variable interest entities. To the extent our lease and related guarantee are with a separate legal entity other than a governmental entity, we are not the primary beneficiary because the lease terms are consistent with market terms at the inception of the lease and the lease does not include a residual value guarantee, fixed price purchase option or similar feature as discussed above.

Subsidiary Trust. We have a subsidiary trust that has Mandatorily Redeemable Preferred Securities outstanding with a liquidation value of $248 million. The trust is a variable interest entity because we have a limited ability to make decisions about its activities. However, we are not the primary beneficiary of the trust. Therefore, the trust and the Mandatorily Redeemable Preferred Securities issued by the trust are not reported on our balance sheets. Instead, we report our 6% Convertible Junior Subordinated Debentures held by the trust as long-term debt and interest on the notes is recorded as interest expense for all periods presented in the accompanying financial statements.

ExpressJet CPA. Holdings and ExpressJet each meet the criteria for a variable interest entity because the economic interests we hold in these entities are disproportional to our obligations to absorb expected losses or receive expected residual returns. The variable interests in Holdings and ExpressJet include our capacity purchase agreement, a tax sharing agreement between Holdings and us, a note payable from Holdings to us (which was paid in full during 2006), convertible debentures issued by Holdings and held by third parties and Holdings common stock. Our assessment indicated that we were not the primary beneficiary of Holdings and ExpressJet unless our equity interest in Holdings were to be above 41%. Accordingly, we do not consolidate Holdings. See Note 15 for further discussion of our capacity purchase agreement with Holdings and ExpressJet.

NOTE 15 - REGIONAL CAPACITY PURCHASE AGREEMENTS

Capacity Purchase Agreement with ExpressJet

General. Under the ExpressJet CPA (or the "agreement"), ExpressJet flies regional jet aircraft on our behalf, and we handle scheduling, ticket prices and seat inventories for these flights. In exchange for ExpressJet's operation of the flights and performance of other obligations under the agreement, we pay them for each scheduled block hour based on an agreed formula. Under the agreement, we recognize all passenger, cargo and other revenue associated with each flight, and are responsible for all revenue-related expenses, including commissions, reservations, catering and passenger ticket processing expenses.

Compensation and Operational Responsibilities. Under the agreement, we pay ExpressJet a base fee for each scheduled block hour based on a formula that was in place through December 31, 2006. The formula was designed to initially provide ExpressJet with an operating margin of approximately 10% before taking into account variations in some costs and expenses that are generally controllable by them, the most significant of which is wages, salaries and benefits. In addition, ExpressJet's prevailing margin, which is the operating margin excluding certain revenues and costs as specified in the agreement, is capped at 10% before certain incentive payments. Pursuant to the terms of the agreement, the block hour rate portion of the compensation we pay to ExpressJet is re-negotiated annually.

Our future payments under the ExpressJet CPA are dependent on numerous variables, and are therefore difficult to predict. The most important of those variables is the number of scheduled block hours, which takes into account the number of ExpressJet aircraft and our utilization rates of such aircraft. Set forth below are estimates of our future minimum noncancelable commitments under the ExpressJet CPA. These estimates of our future minimum noncancelable commitments under the ExpressJet CPA do not include the portion of the underlying obligations for aircraft and facility rent that are disclosed as part of our consolidated operating lease commitments. For purposes of calculating these estimates, we have assumed (1) that applicable expenses include a 10% margin, (2) a constant fuel rate of 71.2 cents per gallon, including fuel taxes, (3) that 69 aircraft are removed from the capacity purchase agreement through August 2007 based on a withdrawal schedule previously provided to ExpressJet, (4) we exercise our right to initiate termination of the capacity purchase agreement on March 1, 2007 with a wind-down beginning in March 1, 2008, (5) an average daily utilization rate of 10.2 for 2007 through 2009, (6) cancellations are at historical levels resulting in no incentive compensation payable to ExpressJet and (7) that inflation is 1.6% - 1.8% per year. Based on these assumptions, our future minimum noncancelable commitments under the ExpressJet CPA at December 31, 2006 are estimated as follows (in millions):

2007	$1,131
2008	747
2009	52
Total	$1,930

It is important to note that in making the assumptions used to develop these estimates, we are attempting to estimate our future minimum noncancelable commitments and not the amounts that we currently expect to pay to ExpressJet. In addition, our actual minimum noncancelable commitments to ExpressJet could differ materially from the estimates discussed above, because actual events could differ materially from the assumptions described above. For example, a 10% increase or decrease in scheduled block hours (whether a result of change in withdrawal dates of aircraft or average daily utilization) in 2007 would result in a corresponding increase or decrease in cash obligations under the ExpressJet CPA of approximately 7.9%, or $89 million.

ExpressJet's base fee includes compensation for scheduled block hours associated with some cancelled flights, based on historical cancellation rates constituting rolling five year monthly averages. To the extent that ExpressJet's rate of controllable or uncontrollable cancellations is less than its historical cancellation rate, ExpressJet is entitled to additional payments. ExpressJet is also entitled to receive a small per-passenger fee and incentive payments for first flights of a day departing on time and baggage handling performance. As a result of a better-than-expected completion rate and other incentives, ExpressJet earned an additional $3 million, $7 million and $17 million in 2006, 2005, and 2004, respectively.

If a change of control (as defined in the agreement) of ExpressJet occurs without our consent, the block hour rates that we will pay under the agreement will be reduced by an amount approximately equal to the operating margin built into the rates.

In accordance with the agreement, ExpressJet has agreed to meet with us each year to review and set the block hour rates to be paid in the following year, in each case based on the formula used to set the original block hour rates (including an initial 10% targeted operating margin). If we and ExpressJet cannot come to an agreement on the annual adjustments, we have agreed to submit our disagreement to arbitration. In addition, the agreement gives each party the right to "meet and confer" with the other regarding any material change in the underlying assumptions regarding the cost of providing services under the agreement and whether the compensation provisions of the agreement should be changed as a result, but does not require any party to agree to any change in the compensation provisions. We are currently in negotiations with ExpressJet concerning the block hour rates for 2007 and other related matters. We have been unable to reach agreement on 2007 rates and have initiated binding arbitration as provided in the ExpressJet CPA.

Capacity and Fleet Matters. Under the ExpressJet CPA, we have the right every three years, upon no less than 12 months' notice to ExpressJet, to withdraw 25% of the then-remaining aircraft covered by the contract. In December 2005, we gave notice to ExpressJet that we would withdraw 69 of the 274 regional jet aircraft from the ExpressJet CPA because we believe the rates charged to us by ExpressJet for regional capacity are above the current market. On May 5, 2006, ExpressJet notified us that it will retain all of the 69 regional jets (consisting of 44 ERJ-145XR and 25 ERJ-145 aircraft) covered by our withdrawal notice, as permitted by the ExpressJet CPA. Accordingly, ExpressJet must retain each of those 69 regional jets for the remaining term of the applicable underlying aircraft lease and, as each aircraft is withdrawn from the ExpressJet CPA, the implicit interest rate used to calculate the scheduled lease payments that ExpressJet will make to us under the applicable aircraft sublease will automatically increase by 200 basis points to compensate us for our continued participation in ExpressJet's lease financing arrangements. Once the aircraft are withdrawn from the ExpressJet CPA, we will recognize the related rental income we receive from ExpressJet as other revenue in our consolidated statements of operations.

The withdrawal of the 69 aircraft began in December 2006 and is expected to be completed in August 2007. Two aircraft had been withdrawn as of December 31, 2006. Under the ExpressJet CPA, ExpressJet has the option to fly any of the withdrawn aircraft it retains either (1) for another airline (subject to its ability to obtain facilities, such as gates, ticket counters, hold rooms and other operations-related facilities, and subject to its agreement with us prohibiting ExpressJet from flying under its or another carrier's code in or out of our hub airports during the term of the ExpressJet CPA), or (2) under ExpressJet's own flight designator code, subject to its ability to obtain facilities and subject to the prohibition against ExpressJet flying into or out of our hubs. So long as we are ExpressJet's largest customer, if ExpressJet enters into an agreement with another major carrier (as defined in the ExpressJet CPA) to provide regional airline services on a capacity purchase or other similar economic basis for more than ten aircraft, we are entitled to the same or comparable economic terms and conditions on a "most-favored-nations" basis.

Term of Agreement. The ExpressJet CPA currently expires on December 31, 2010 but allows us to terminate the agreement at any time after December 31, 2006 upon 12 months' notice, or at any time without notice for cause (as defined in the agreement). We may also terminate the agreement at any time upon a material breach by ExpressJet that does not constitute cause and continues for 90 days after notice of such breach, or without notice or opportunity to cure if we determine that there is a material safety concern with ExpressJet's flight operations. We have the option to extend the term of the agreement with 24 months' notice for up to four additional five year terms through December 31, 2030.

Service Agreements. We provide various services to ExpressJet and charge them at rates in accordance with the ExpressJet CPA. The services provided to ExpressJet by us through December 31, 2006 included loading fuel into aircraft, certain customer services such as ground handling and infrastructure services, including but not limited to insurance, technology (including transaction processing), treasury, tax, real estate, environmental affairs, corporate security, human resources, internal corporate accounting, payroll, accounts payable and risk management. For providing these services, we charged ExpressJet approximately $105 million, $101 million and $135 million in 2006, 2005 and 2004, respectively. Beginning in January 2007, ExpressJet has elected to provide its own treasury, human resources, internal corporate accounting, payroll, accounts payable and certain risk management services.

Leases. As of December 31, 2006, ExpressJet leased all 274 of its aircraft under long-term operating leases from us. ExpressJet's lease agreements with us have substantially the same terms as the lease agreements between us and the lessors and expire between 2013 and 2022. ExpressJet leases or subleases, under various operating leases, ground equipment and substantially all of its ground facilities, including facilities at public airports, from us or the municipalities or agencies owning and controlling such airports. If ExpressJet defaults on any of its payment obligations with us, we are entitled to reduce any payments required to be made by us to ExpressJet under the ExpressJet CPA by the amount of the defaulted payment. ExpressJet's total rental expense related to all leases with us was approximately $349 million, $323 million and $293 million in 2006, 2005 and 2004, respectively. Our related aircraft rental income on aircraft flown for us is reported as a reduction to regional capacity purchase, net.

Income Taxes. In conjunction with Holdings' IPO, our tax basis in the stock of Holdings and the tax basis of ExpressJet's tangible and intangible assets were increased to fair value. The increased tax basis should result in additional tax deductions available to ExpressJet over a period of 15 years. To the extent ExpressJet generates taxable income sufficient to realize the additional tax deductions, our tax sharing agreement with ExpressJet provides that it will be required to pay us a percentage of the amount of tax savings actually realized, excluding the effect of any loss carrybacks. ExpressJet is required to pay us 100% of the first third of the anticipated tax benefit, 90% of the second third and 80% of the last third. However, if the anticipated benefits are not realized by the end of 2018, ExpressJet will be obligated to pay us 100% of any benefits realized after that date. We recognize the benefit of the tax savings associated with ExpressJet's asset step-up for financial reporting purposes in the year paid to us by ExpressJet due to the uncertainty of realization. Income from the tax sharing agreement totaled $26 million, $28 million and $52 million in 2006, 2005 and 2004, respectively, and is included in income from other companies in the accompanying statement of operations.

Capacity Purchase Agreement with Chautauqua

On July 21, 2006, we announced our selection of Chautauqua to provide and operate 44 50-seat regional jets as a Continental Express carrier to be phased in during 2007 under a new capacity purchase agreement ("the Chautauqua CPA"). We intend to use these aircraft to replace a portion of the capacity represented by the 69 regional jet aircraft being retained by ExpressJet. Under the Chautauqua CPA, we will schedule and market all of our Continental Express regional jet service provided thereunder. The Chautauqua CPA requires us to pay a fixed fee to Chautauqua, which is subject to specified reconciliations and annual escalations, for its operation of the aircraft. Chautauqua will supply the aircraft that it will operate under the agreement. The Chautauqua CPA has a five year term with respect to ten aircraft and an average term of 2.5 years for the balance of the aircraft. In addition, we have the unilateral right to extend the Chautauqua CPA on the same terms on an aircraft-by-aircraft basis for a period of up to five years in the aggregate for 20 aircraft and for up to three years in the aggregate for 24 aircraft, subject to the renewal terms of the related aircraft lease.

Capacity Purchase Agreement with Colgan

On February 5, 2007, we announced the selection of Colgan Air, Inc., a subsidiary of Pinnacle Airlines Corp., to operate 15 74-seat Bombardier Q400 twin-turboprop aircraft on short and medium-distance routes from New York Liberty starting in early 2008. Colgan will operate the flights as a Continental Connection carrier under a new capacity purchase agreement. Colgan will supply the aircraft that it will operate under the agreement. The agreement has a ten year term.

NOTE 16 - RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions that occurred during 2006, 2005 and 2004, other than those discussed elsewhere in the Notes to Consolidated Financial Statements. The payments to and from related parties in the ordinary course of business were based on prevailing market rates and do not include interline billings, which are common among airlines for transportation-related services.

Northwest Airlines. Northwest Airlines, Inc. holds the sole share of our Series B Preferred Stock. We have a long-term global alliance with Northwest involving extensive codesharing, frequent flyer reciprocity and other cooperative activities. The services provided are considered normal to the daily operations of both airlines. As a result of these activities, we paid Northwest $27 million, $28 million and $32 million in 2006, 2005 and 2004, respectively, and Northwest paid us $20 million in 2006 and $26 million in each of 2005 and 2004.

Copa Airlines. As of December 31, 2006, we had a 10% interest in Copa. We have a long-term alliance with Copa Airlines involving extensive codesharing, frequent flyer reciprocity and other cooperative activities. The services provided are considered normal to the daily operations of both airlines. As a result of these activities, we paid Copa $1 million in each of 2006 and 2005 and $2 million in 2004, and Copa paid us $8 million, $6 million and $8 million in 2006, 2005 and 2004, respectively.

Orbitz. Until November 2004, we had an investment in Orbitz. Other airlines also owned equity interests in Orbitz until November 2004 and distribute air travel tickets through Orbitz. We paid Orbitz approximately $6 million for services during 2004. Customers booked approximately $226 million of air travel on us through Orbitz in 2004. The distribution services provided by Orbitz are considered normal to the daily operations of both Orbitz and us.

NOTE 17 - SEGMENT REPORTING

We have two reportable segments: mainline and regional. The mainline segment consists of flights to cities using jets with a capacity of greater than 100 seats while the regional segment currently consists of flights with a capacity of 50 or fewer seats. The regional segment is operated primarily by ExpressJet and, beginning in January 2007, Chautauqua, through capacity purchase agreements. See Note 15 for further discussion of the capacity purchase agreements.

We evaluate segment performance based on several factors, of which the primary financial measure is operating income (loss). However, we do not manage our business or allocate resources based on segment operating profit or loss because (1) our flight schedules are designed to maximize revenue from passengers flying, (2) many operations of the two segments are substantially integrated (for example, airport operations, sales and marketing, scheduling and ticketing) and (3) management decisions are based on their anticipated impact on the overall network, not on one individual segment.

Financial information for the year ended December 31 by business segment is set forth below (in millions):

	2006	2005	2004
Operating Revenue:			
Mainline	$10,907	$ 9,377	$8,327
Regional	2,221	1,831	1,572
Total Consolidated	$13,128	$11,208	$9,899
Depreciation and amortization expense:			
Mainline	$ 378	$ 378	$ 404
Regional	13	11	11
Total Consolidated	$ 391	$ 389	$ 415
Special Charges (Note 12):			
Mainline	$ 27	$ 67	$ 121
Regional	-	-	-
Total Consolidated	$ 27	$ 67	$ 121
Operating Income (Loss):			
Mainline	$ 593	$ 215	$ (7)
Regional	(125)	(254)	(231)
Total Consolidated	$ 468	$ (39)	$(238)
Interest Expense:			
Mainline	$ 385	$ 393	$ 371
Regional	16	17	18
Total Consolidated	$ 401	$ 410	$ 389
Interest Income:			
Mainline	$ 131	$ 69	$ 25
Regional	-	3	4
Total Consolidated	$ 131	$ 72	$ 29

	2006	2005	2004
Income Tax Benefit:			
Mainline	$ -	$ -	$ 8
Regional	-	-	32
Total Consolidated	$ -	$ -	$ 40
Net Income (Loss):			
Mainline	$ 476	$ 189	$(215)
Regional	(133)	(257)	(194)
Total Consolidated	$ 343	$ (68)	$(409)

The amounts presented above are presented on the basis of how our management reviews segment results. Under this basis, the regional segment's revenue includes a pro-rated share of our ticket revenue for segments flown by Holdings and expenses include all activity related to the regional operations, regardless of whether the costs were paid by us or by Holdings. Net income (loss) for the mainline segment includes our equity in Copa's earnings and gains on the sale of Copa shares and disposition of Holdings shares. Net loss for the regional segment includes our equity in Holdings' earnings.

Information concerning operating revenue by principal geographic area for the year ended December 31 is as follows (in millions):

	2006	2005	2004
Domestic (U.S.)	$ 7,977	$ 6,914	$6,570
Atlantic	2,397	1,993	1,489
Latin America	1,748	1,427	1,139
Pacific	1,006	874	701
	$13,128	$11,208	$9,899

We attribute revenue among the geographical areas based upon the origin and destination of each flight segment. Our tangible assets and capital expenditures consist primarily of flight and related ground support equipment, which is mobile across geographic markets and, therefore, has not been allocated.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

Purchase Commitments. As of December 31, 2006, we had total firm commitments for 82 new aircraft from Boeing (60 737s, two 777s and 20 787s), with an estimated aggregate cost of $4.3 billion including related spare engines. We are scheduled to take delivery of the 82 firm order Boeing aircraft between 2007 and 2012. In addition to our firm order aircraft, we had options to purchase a total of 67 additional Boeing aircraft as of December 31, 2006.

Although we have entered into agreements to finance the two 777-200ER aircraft scheduled to be delivered in 2007 and have backstop financing for 24 of the 60 737 aircraft scheduled to be delivered in 2008 and 2009, we do not have backstop financing or any other financing currently in place for the remaining aircraft on order. Further financing will be needed to satisfy our capital commitments for our firm aircraft and other related capital expenditures. We can provide no assurance that sufficient financing will be available for the aircraft on order or other related capital expenditures, or for our capital expenditures in general.

Financings and Guarantees. We are the guarantor of approximately $1.7 billion aggregate principal amount of tax-exempt special facilities revenue bonds and interest thereon, excluding the US Airways contingent liability described below. These bonds, issued by various airport municipalities, are payable solely from our rentals paid under long-term agreements with the respective governing bodies. The leasing arrangements associated with approximately $1.5 billion of these obligations are accounted for as operating leases, and the leasing arrangements associated with approximately $200 million of these obligations are accounted for as capital leases.

We are contingently liable for US Airways' obligations under a lease agreement between US Airways and the Port Authority of New York and New Jersey related to the East End Terminal at LaGuardia airport. These obligations include the payment of ground rentals to the Port Authority and the payment of other rentals in respect of the full amounts owed on special facilities revenue bonds issued by the Port Authority having an outstanding par amount of $146 million at December 31, 2006 and a final scheduled maturity in 2015. If US Airways defaults on these obligations, we would be obligated to cure the default and we would have the right to occupy the terminal after US Airways' interest in the lease had been terminated.

We also have letters of credit and performance bonds relating to various real estate and customs obligations at December 31, 2006 in the amount of $50 million. These letters of credit and performance bonds have expiration dates through September 2008.

General Guarantees and Indemnifications. We are the lessee under many real estate leases. It is common in such commercial lease transactions for us, as the lessee, to agree to indemnify the lessor and other related third parties for tort liabilities that arise out of or relate to our use or occupancy of the leased premises and the use or occupancy of the leased premises by regional carriers operating flights on our behalf. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by their gross negligence or willful misconduct. Additionally, we typically indemnify such parties for any environmental liability that arises out of or relates to our use of the leased premises.

In our aircraft financing agreements, we typically indemnify the financing parties, trustees acting on their behalf and other related parties against liabilities that arise from the manufacture, design, ownership, financing, use, operation and maintenance of the aircraft and for tort liability, whether or not these liabilities arise out of or relate to the negligence of these indemnified parties, except for their gross negligence or willful misconduct.

We expect that we would be covered by insurance (subject to deductibles) for most tort liabilities and related indemnities described above with respect to real estate we lease and aircraft we operate.

In our financing transactions structured as loans, we typically agree to reimburse lenders for any reduced returns with respect to the loans due to any change in capital requirements and, in the case of loans in which the interest rate is based on LIBOR, for certain other increased costs that the lenders incur in carrying these loans as a result of any change in law, subject in most cases to certain mitigation obligations of the lenders. At December 31, 2006, we had $1.2 billion of floating rate debt and $316 million of fixed rate debt, with remaining terms of up to 12 years, that is subject to these increased cost provisions. In several financing transactions involving loans or leases from non-U.S. entities, with remaining terms of up to 12 years and an aggregate carrying value of $1.3 billion, we bear the risk of any change in tax laws that would subject loan or lease payments thereunder to non-U.S. entities to withholding taxes, subject to customary exclusions. In addition, in cross-border aircraft lease agreements for two 757 aircraft, we bear the risk of any change in U.S. tax laws that would subject lease payments made by us to a resident of Japan to withholding taxes, subject to customary exclusions. These capital leases for two 757 aircraft expire in 2008 and have a carrying value of $38 million at December 31, 2006.

We cannot estimate the potential amount of future payments under the foregoing indemnities and agreements due to unknown variables related to potential government changes in capital adequacy requirements or tax laws.

Credit Card Processing Agreement. Our bank-issued credit card processing agreement contains financial covenants which require, among other things, that we maintain a minimum EBITDAR (generally, earnings before interest, taxes, depreciation, amortization, aircraft rentals and income from other companies, adjusted for special items) to fixed charges (interest and aircraft rentals) ratio for the preceding 12 months of 1.1 to 1.0. The liquidity covenant requires us to maintain a minimum level of $1.0 billion of unrestricted cash and short-term investments and a minimum ratio of unrestricted cash and short-term investments to current liabilities at each month end of 0.29 to 1.0. The agreement also requires us to maintain a minimum senior unsecured debt rating of Caa3 as rated by Moody's or CCC- as rated by Standard & Poor's. Although we are currently in compliance with all of the covenants, failure to maintain compliance would result in our being required to post up to an additional $429 million of cash collateral, which would adversely affect our liquidity. Depending on our unrestricted cash and short-term investments balance at the time, the posting of a significant amount of cash collateral could cause our unrestricted cash and short-term investments balance to fall below the $1.0 billion minimum balance required under our $350 million secured term loan facility, resulting in a default under that facility.

Employees. As of December 31, 2006, we had approximately 41,090 full-time equivalent employees. During 2006, our flight attendants and the three CMI work groups represented by unions ratified new contracts containing benefit reductions and work rule changes. Although there can be no assurance that our generally good labor relations and high labor productivity will continue, the preservation of good relations with our employees is a significant component of our business strategy. Approximately 44% of our employees are represented by unions. None of our collective bargaining agreements become amendable before December 2008.

Environmental Matters. We could be responsible for environmental remediation costs primarily related to jet fuel and solvent contamination surrounding our aircraft maintenance hangar in Los Angeles. In 2001, the California Regional Water Quality Control Board ("CRWQCB") mandated a field study of the site and it was completed in September 2001. In April 2005, under the threat of a CRWQCB enforcement action, we began environmental remediation of jet fuel contamination surrounding our aircraft maintenance hangar pursuant to a workplan submitted to (and approved by) the CRWQCB and our landlord, the Los Angeles World Airports.

In 1999, we purchased property located near our Newark hub in Elizabeth, New Jersey from Honeywell International, Inc. with certain environmental indemnification obligations by us to Honeywell. We did not operate the facility located on or make any improvements to the property. In 2005, we sold the property and in connection with the sale, the purchaser assumed certain environmental indemnification obligations in favor of us. On October 9, 2006, Honeywell provided us with a notice seeking indemnification from us in connection with a U.S. Environmental Protection Agency potentially responsible party (PRP) notice to Honeywell involving the Newark Bay Study Area of the Diamond Alkali Superfund Site alleging hazardous substance releases from the property. Honeywell's liability with respect to releases from the property into the Newark Bay Study Area, if any, and our potential indemnification obligation, if any, related thereto cannot be determined at this time. We intend to seek indemnification from the purchaser to the full extent to which we may be required to indemnify Honeywell.

At December 31, 2006, we had a reserve for estimated costs of environmental remediation throughout our system of $42 million, based primarily on third party environmental studies and estimates as to the extent of the contamination and nature of the required remedial actions. We have evaluated and recorded this accrual for environmental remediation costs separately from any related insurance recovery. We do not have any receivables related to environmental insurance recoveries at December 31, 2006. Based on currently available information, we believe that our reserves for potential environmental remediation costs are adequate, although reserves could be adjusted as further information develops or circumstances change. However, we do not expect these items to materially affect our results of operations, financial condition or liquidity.

Legal Proceedings. During the period between 1997 and 2001, we reduced or capped the base commissions that we paid to travel agents, and in 2002 we eliminated those base commissions. These actions were similar to those also taken by other air carriers. We are now a defendant, along with several other air carriers, in two lawsuits brought by travel agencies that purportedly opted out of a prior class action entitled Sarah Futch Hall d/b/a/ Travel Specialists v. United Air Lines, et al. (U.S.D.C. Eastern District of North Carolina) filed on June 21, 2000, in which the defendant airlines prevailed on summary judgment that was upheld on appeal. These similar suits against Continental and other major carriers allege violations of antitrust laws in reducing and ultimately eliminating the base commissions formerly paid to travel agents. The pending cases are Tam Travel, Inc. v. Delta Air Lines, Inc., et al. (U.S.D.C., Northern District of California), filed on April 9, 2003 and Swope Travel Agency, et al. v. Orbitz LLC et al. (U.S.D.C., Eastern District of Texas), filed on June 5, 2003. By order dated November 10, 2003, these actions were transferred and consolidated for pretrial purposes by the Judicial Panel on Multidistrict Litigation to the Northern District of Ohio. Discovery has commenced. On September 14, 2006, the judge for the consolidated lawsuit issued an order dismissing 28 plaintiffs in the Swope case for their failure to properly opt-out of the Hall case. Consequently, a total of 90 travel agency plaintiffs remain in the two cases.

In each of these cases, we believe the plaintiffs' claims are without merit and we are vigorously defending the lawsuits. Nevertheless, a final adverse court decision awarding substantial money damages could have a material adverse effect on our results of operations, financial condition or liquidity.

We and/or certain of our subsidiaries are defendants in various other pending lawsuits and proceedings and are subject to various other claims arising in the normal course of our business, many of which are covered in whole or in part by insurance. Although the outcome of these lawsuits and proceedings (including the probable loss we might experience as a result of an adverse outcome) cannot be predicted with certainty at this time, we believe, after consulting with outside counsel, that the ultimate disposition of such suits will not have a material adverse effect on us.

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for 2006 and 2005 is as follows (in millions, except per share data):

	Three Months Ended			
	March 31	June 30	September 30	December 31
2006				
Operating revenue	$2,947	$3,507	$3,518	$3,157
Operating income	11	244	192	20
Nonoperating income (expense), net	(51)	(46)	45	(46)
Income (Loss) before Cumulative Effect of Change in Accounting Principle	(40)	198	237	(26)
Cumulative Effect of Change in Accounting Principle	(26)	-	-	-
Net Income (Loss)	(66)	198	237	(26)
Earnings (Loss) per Share:				
Basic:				
Income (Loss) before Cumulative Effect of Change in Accounting Principle	$(0.46)	$2.24	$2.64	$(0.29)
Cumulative Effect of Change in Accounting Principle	(0.30)	-	-	-
Net Income (Loss)	$(0.76)	$2.24	$2.64	$(0.29)
Diluted:				
Income (Loss) before Cumulative Effect of Change in Accounting Principle	$(0.46)	$1.84	$2.17	$(0.29)
Cumulative Effect of Change in Accounting Principle	(0.30)	-	-	-
Net Income (Loss)	$(0.76)	$1.84	$2.17	$(0.29)
2005				
Operating revenue	$2,505	$2,857	$3,001	$2,845
Operating income (loss)	(173)	119	109	(94)
Nonoperating income (expense), net	(13)	(19)	(48)	51
Net income (loss)	(186)	100	61	(43)
Earnings (Loss) per share:				
Basic	$(2.79)	$1.49	$0.91	$(0.53)
Diluted	$(2.79)	$1.26	$0.80	$(0.53)

The quarterly operating income (loss) amounts are impacted by the following special charges:

	Three Months Ended			
	March 31	June 30	September 30	December 31
2006				
Pension settlement charges	$15	$14	$ 8	$22
Surrender of Stock Price Based RSU Awards	(14)	-	-	-
Out-of-service aircraft accrual reductions	(7)	(4)	(7)	-
Total special charges	$(6)	$10	$ 1	$22
2005				
Pension settlement charges	$ -	$ -	$ 18	$22
Pension curtailment loss	43	-	-	-
Out-of-service aircraft accrual reductions	-	-	(15)	(1)
Total special charges	$43	$ -	$ 3	$21

Additionally, in the third quarter of 2006, we recorded a gain of $92 million related to the sale of Copa Class A common stock. In the first and second quarters of 2005, we recognized gains of $51 million and $47 million, respectively, related to dispositions of Holdings common stock. In the fourth quarter of 2005, we recorded a gain of $106 million related to the sale of shares of Copa Class A common stock.

STOCKHOLDER INFORMATION

Common Stock Information

Our Class B common stock, which we refer to as our common stock, trades on the NYSE under the symbol "CAL." The table below shows the high and low sales prices for our common stock as reported in the consolidated transaction reporting system during 2006 and 2005.

		Class B Common Stock	
		High	Low
2006	Fourth Quarter	$46.29	$28.56
	Third Quarter	$32.04	$22.03
	Second Quarter	$31.03	$22.51
	First Quarter	$28.90	$16.74
2005	Fourth Quarter	$21.97	$ 9.62
	Third Quarter	$16.60	$ 9.03
	Second Quarter	$15.60	$11.08
	First Quarter	$14.19	$ 8.50

As of February 16, 2007, there were approximately 19,969 holders of record of our common stock. We have paid no cash dividends on our common stock and have no current intention of doing so. Our agreement with the union representing our pilots provides that we will not declare a cash dividend or repurchase our outstanding common stock for cash until we have contributed at least $500 million to the pilots' defined benefit pension plan, measured from March 31, 2005. Through February 23, 2007, we have made $294 million of contributions to such plan.

Our certificate of incorporation provides that no shares of capital stock may be voted by or at the direction of persons who are not U.S. citizens unless the shares are registered on a separate stock record. Our bylaws further provide that no shares will be registered on the separate stock record if the amount so registered would exceed U.S. foreign ownership restrictions. United States law currently limits the voting power in us (and other U.S. airlines) of persons who are not citizens of the United States to 25%.

Headquarters
Continental Airlines, Inc.
1600 Smith Street
Houston, TX 77002
(713) 324-5000

Transfer Agent and Registrar
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
Attn: Shareholder Services
melloninvestor.com/isd
(888) 711-6201

Financial Information
To obtain a Form 10-K or other financial information, visit the company's Web site at: www.continental.com or write:
Investor Relations
Continental Airlines, Inc.
P.O. Box 4607
Houston, TX 77210-4607

Independent Auditors
Ernst & Young LLP
5 Houston Center
1401 McKinney
Houston, TX 77010

NYSE Corporate Governance Matters

Our Chief Executive Officer, as required under Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violation by the company of NYSE Corporate Governance listing standards as of the date of the certification. On June 28, 2006, our Chief Executive Officer submitted such a certification to the NYSE, which stated that he was not aware of any violation by Continental of the NYSE Corporate Governance listing standards.

On February 23, 2007, Continental filed its 2006 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Performance Graph

The following graph compares the cumulative total return on our common stock with the cumulative total returns (assuming reinvestment of dividends) on the Amex Airline Index and the Standard & Poor's 500 Stock Index as if $100 were invested in the common stock and each of those indices on December 31, 2001.



200
150
100
50
0
CAL
Amex Airline
S&P 500
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Continental Airlines	$100.00	$ 27.66	$ 62.08	$ 51.66	$ 81.27	$157.38
Amex Airline Index	$100.00	$ 44.28	$ 70.17	$ 68.74	$ 62.31	$ 66.77
S&P 500 Index	$100.00	$ 78.03	$100.16	$110.92	$116.28	$134.43

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

Name	Title & Principal Employer
Thomas J. Barrack, Jr.	Chairman and Chief Executive Officer *Colony Capital, LLC* and *Colony Advisors, LLC* (real estate investments)
Kirbyjon H. Caldwell	Senior Pastor *The Windsor Village-United Methodist Church*
Lawrence W. Kellner	Chairman of the Board and Chief Executive Officer *Continental Airlines, Inc.*
Douglas H. McCorkindale	Retired Chairman *Gannett Co., Inc.* (an international news and information company)
Henry L. Meyer III	Chairman of the Board, President and Chief Executive Officer *KeyCorp* (banking)
Oscar Munoz	Executive Vice President and Chief Financial Officer *CSX Corporation* (freight transportation)
George G. C. Parker	Dean Witter Distinguished Professor of Finance (Emeritus), Graduate School of Business *Stanford University*
Jeffery A. Smisek	President *Continental Airlines, Inc.*
Karen Hastie Williams	Senior Counsel *Crowell & Moring LLP* (law firm)
Ronald B. Woodard	Chairman of the Board *MagnaDrive Corporation* (a supplier of new engine power transfer technology applications for industrial equipment)
Charles A. Yamarone	Executive Vice President *Libra Securities, LLC* (institutional broker-dealer)

Executive Officers

Name	Title
Lawrence W. Kellner	Chairman of the Board and Chief Executive Officer
Jeffery A. Smisek	President
James Compton	Executive Vice President — Marketing
Jeffrey J. Misner	Executive Vice President and Chief Financial Officer
Mark J. Moran	Executive Vice President — Operations
Jennifer L. Vogel	Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

END